Exhibit 99.1

ITAU CORPBANCA AND SUBSIDIARIES

Interim consolidated financial statements

Junio 30, 2018

(A free translation from the original in Spanish)

CONTENTS

Independent Auditors Report

Interim consolidated statement of financial position

Interim consolidated statement of income

Interim consolidated statement of comprehensive income

Interim consolidated statement of changes in equity

Interim consolidated statement of cash flows

Notes to the interim consolidated financial statements

	$-	Chilean pesos
MCh$	-	Million Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands United States dollars
MUS$	-	Million United States dollars
COP$	-	Colombian pesos
MCOP$	-	Millions Colombian pesos
UF	-	The Unidad de Fomento is a Chilean government inflation-indexed, peso denominated

INDEPENDENT AUDITOR’S REPORT

(A free translation from the original in Spanish)

Santiago, July 26, 2018

To the Shareholders and Directors of

Itaú Corpbanca and subsidiaries

We have reviewed the accompanying interim consolidated statement of financial position of Itau Corpbanca and subsidiaries as of June 30, 2018, the interim consolidated statements of income and other comprehensive income for the three and six month periods ended June 30, 2018 and 2017, and the related interim consolidated statements of cash flows and changes in equity for the six month periods then ended, and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Consolidated Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

PwC Chile, Av. Andrés Bello 2711- piso 5, Las Condes - Santiago, Chile

RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Other Matter — Consolidated statement of financial position as of December 31, 2017

On February 26, 2018 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2017 of Itaú Corpbanca and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2017 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Fernando Orihuela B.
Partner

Ch$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento

Itaú Corpbanca and subsidiaries - Interim Consolidated Financial Statements - June 30, 2018

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of June 30, 2018	As of December 31, 2017
	Notes	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,036,516	964,030
Cash items in process of collection	5	644,703	157,017
Trading investments	6	37,554	415,061
Investments under resale agreements	7	118,108	28,524
Financial derivative contracts	8	1,223,978	1,248,775
Interbank loans, net	9	111,259	70,077
Loans and accounts receivable from customers, net	10	20,452,875	19,731,666
Available for sale investments	11	2,929,029	2,653,066
Held to maturity investments	11	282,366	202,030
Investments in companies	12	10,782	10,412
Intangibles	13	1,637,750	1,605,234
Fixed assets	14	124,527	130,579
Current taxes	15	143,582	238,452
Deferred taxes	15	165,529	161,109
Other assets	16	412,280	444,692
TOTAL ASSETS		29,330,838	28,060,724
LIABILITIES
Deposits and other demand liabilities	17	4,148,966	4,141,667
Cash in process of being cleared	5	600,372	109,496
Obligations under repurchase agreements	7	1,008,074	420,920
Time deposits and other time liabilities	17	9,888,226	10,065,243
Financial derivative contracts	8	1,047,276	1,095,154
Interbank borrowings	18	2,346,109	2,196,130
Debt instruments issued	19	6,021,007	5,950,038
Other financial liabilities	19	10,885	17,066
Current taxes	15	643	624
Deferred taxes	15	888	11,434
Provisions	20	207,464	189,690
Other liabilities	21	553,382	463,432
TOTAL LIABILITIES		25,833,292	24,660,894
EQUITY
Attributable to equity holders of the Bank
Capital	23	1,862,826	1,862,826
Reserves	23	1,290,131	1,290,131
Valuation accounts	23	11,205	(4,735)
Retained earnings		106,397	41,654
Retained earnings from prior years	23	35,909	1,441
Net income for the period	23	100,697	57,447
Less: Provision for mandatory dividends	23	(30,209)	(17,234)
Total equity attributable to equity holders of the Bank		3,270,559	3,189,876
Non-controlling interest	23	226,987	209,954
TOTAL EQUITY		3,497,546	3,399,830
TOTAL LIABILITIES AND EQUITY		29,330,838	28,060,724

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos - MCh$)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2018	2017	2018	2017
	Notes	MCh$	MCh$	MCh$	MCh$
Interest income	24	428,303	436,401	837,846	854,909
Interest expenses	24	(212,969)	(239,933)	(425,445)	(480,899)
Net interest income		215,334	196,468	412,401	374,010
Fee and commission income	25	55,884	51,685	113,806	106,749
Fee and commission expense	25	(12,469)	(7,263)	(24,605)	(20,226)
Net fee and commission income		43,415	44,422	89,201	86,523
Net income (expense) from financial operations	26	90,222	41,910	58,435	54,767
Net foreign exchange gain (loss)	27	(18,931)	(1,978)	28,943	13,360
Other operating income		7,354	32,348	18,923	37,746
Net operating profit before provision for loan losses		337,394	313,170	607,903	566,406
Provision for loan losses	28	(67,253)	(71,551)	(119,740)	(136,231)
NET OPERATING PROFIT		270,141	241,619	488,163	430,175
Personnel salaries and expenses	29	(69,402)	(71,572)	(140,051)	(138,466)
Administrative expenses	30	(70,134)	(74,705)	(144,288)	(146,464)
Depreciation and amortization	31	(21,108)	(20,826)	(41,091)	(41,024)
Impairment	31	—	—	—	—
Other operating expenses		(22,650)	(7,182)	(39,817)	(28,391)
Total operating expenses		(183,294)	(174,285)	(365,247)	(354,345)
OPERATING INCOME		86,847	67,334	122,916	75,830
Income from investments in companies	12	213	952	1,486	1,141
Operating income before income taxes		87,060	68,286	124,402	76,971
Income taxes	15	(28,756)	(1,921)	(23,067)	11,467
CONSOLIDATED INCOME FOR THE PERIOD		58,304	66,365	101,335	88,438
Attributable to:
Equity holders of the Bank		57,937	64,607	100,697	89,021
Non-controlling interest	23	367	1,758	638	(583)
Earnings per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	23	0.114	0.126	0.197	0.174
Diluted earnings per share		0.114	0.126	0.197	0.174

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos - MCh$)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2018	2017	2018	2017
	Notes	MCh$	MCh$	MCh$	MCh$
CONSOLIDATED INCOME FOR THE PERIOD	23	58,304	66,365	101,335	88,438
OTHER COMPREHENSIVE INCOME WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	23	(9,787)	(11,673)	(5,426)	6,854
Exchange differences on investment in Colombia and New York branch	23	37,320	(45,022)	74,846	(22,645)
Gain (loss) from net investment in foreign operations hedge	23	(27,548)	32,362	(50,056)	10,008
Gain (loss) from cash flows hedge	23	(4,254)	9,114	(1,599)	6,922
Other comprehensive income (loss) before income taxes		(4,269)	(15,219)	17,765	1,139
Income taxes related to available for sale investments	23	2,213	2,980	462	(1,635)
Income taxes related to net investment in foreign operations hedge	23	8,211	(8,103)	13,933	(2,172)
Income taxes related to cash flows hedge	23	1,149	(2,324)	432	(1,765)
Income taxes on other comprehensive income (loss)		11,573	(7,447)	14,827	(5,572)
Other comprehensive income which may be reclassified subsequently to profit or loss, net of income taxes		7,304	(22,666)	32,592	(4,433)

OTHER COMPREHENSIVE INCOME WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	23	(138)	2,359	(349)	(1,682)
Income taxes related to defined benefits obligations	23	37	(563)	92	560
Other comprehensive income which may not be reclassified subsequently to profit or loss, net of income taxes		(101)	1,796	(257)	(1,122)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	23	65,507	45,495	133,670	82,883

CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD
Attributable to:
Equity holders of the Bank	23	58,430	55,798	116,637	88,322
Non-controlling interest	23	7,077	(10,303)	17,033	(5,439)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Changes in Equity

for the six-month periods ended June 30, 2018 and 2017

(In millions of Chilean pesos - MCh$, except number of shares)

				Reserves			Retained earnings			Total
		Number of shares	Capital	Reserves from earnings	Other non- earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	attributable to equity holders of the Bank	Non- controlling interest	Total equity
	Note	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2016		512,407	1,862,826	451,011	843,097	15,552	—	2,059	(1,029)	3,173,516	230,780	3,404,296
Distribution of income from previous year	23.b	—	—	—	—	—	2,059	(2,059)	—	—	—	—
Equity as of January 1, 2017		512,407	1,862,826	451,011	843,097	15,552	2,059	—	(1,029)	3,173,516	230,780	3,404,296
Dividends paid		—	—	—	—	—	(618)	—	1,029	411	—	411
Provision for mandatory dividends		—	—	—	—	—	—	—	(26,706)	(26,706)	—	(26,706)
Comprehensive income for the period		—	—	—	—	(699)	—	89,021	—	88,322	(5,439)	82,883
Equity as of June 30, 2017		512,407	1,862,826	451,011	843,097	14,853	1,441	89,021	(26,706)	3,235,543	225,341	3,460,884

Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of income from previous year	23.b	—	—	—	—	—	57,447	(57,447)	—	—	—	—
Equity as of January 1, 2018		512,407	1,862,826	451,011	839,120	(4,735)	58,888	—	(17,234)	3,189,876	209,954	3,399,830
Dividends paid		—	—	—	—	—	(22,979)	—	17,234	(5,745)	—	(5,745)
Provision for mandatory dividends		—	—	—	—	—	—	—	(30,209)	(30,209)	—	(30,209)
Comprehensive income for the period		—	—	—	—	15,940	—	100,697	—	116,637	17,033	133,670
Equity as of June 30, 2018		512,407	1,862,826	451,011	839,120	11,205	35,909	100,697	(30,209)	3,270,559	226,987	3,497,546

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Ita Corpbanca and subsidiaries

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos - MCh$)

		For the six-month periods ended June 30,
		2018	2017
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		124,402	76,971
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	31	41,091	41,024
Provisions for loans and accounts receivable from customers and interbank loans		141,569	151,174
Provisions and write-offs for assets received in lieu of payment		10,812	10,290
Provisions for contingencies		5,366	1,393
Mark to market of trading investments and derivatives		(38,741)	(92,196)
Net interest income	24	(412,401)	(374,010)
Fee and commission income	25	(113,806)	(106,749)
Fee and commission expense	25	24,605	20,226
Net foreign exchange gain (loss)	27	(28,943)	(13,360)
Net gain on sale of fized assets		5,480	—
Other debits (credits) that do not represent cash flows		(4,842)	(583)
Subtotals		(245,408)	(285,820)
Loans and accounts receivable from customers and interbank loans		(889,043)	(553,521)
Investments under resale agreements		(577)	(11,239)
Obligations under repurchase agreements		587,154	181,114
Trading investments		363,964	242,995
Available for sale investments		(197,948)	31,809
Held to maturity investments		(80,336)	13,145
Other assets and liabilities		179,654	349,043
Time deposits and other time liabilities		(124,320)	(1,596,222)
Deposits and other demand liabilities		7,818	(96,732)
Dividends received from investments in companies	12	1,486	1,141
Foreign borrowings obtained		1,417,373	2,124,952
Repayment of foreign borrowings		(1,265,572)	(2,307,786)
Interest paid		(420,443)	(479,911)
Interest received		967,438	851,090
Net fee and commission income		89,358	86,805
Taxes paid		(45,959)	(79,549)
Repayment of other borrowings		(6,181)	(9,045)
Proceeds from sale of assets received in lieu of payment		420	1,912
Net cash flows provided by (used in) operating activities		338,878	(1,535,819)
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13-14	(37,920)	(37,083)
Sales of fixed assets		14,347	—
Investments in companies	12	—	31
Net cash flows provided by (used in) investing activities		(23,573)	(37,052)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		530,697	911,213
Redemption of debt issued		(648,314)	(36,768)
Dividends paid	23	(22,979)	(618)
Net cash flows provided by financing activities		(140,596)	873,827
Effect of changes in exchange rates		48,066	16,327
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		222,775	(682,717)
Cash and cash equivalents at beginning of the period		1,075,089	2,116,744
Cash and cash equivalents at end of the period	5	1,297,864	1,434,027
Net increase (decrease) in cash and cash equivalents		222,775	682,717

				Changes other than cash
				Changes			Currency
	As of	Cash flows		other than			exchange	Fair value	As of
	December 31, 2017	Received	Paid	cash	Acquisition	Interest	effects	changes	June 30, 2018
Item	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	67,938	—	(9,165)	—	—	1,553	—	—	60,326
Bonds (senior and subordinated)	5,882,100	530,697	(639,149)	—	—	153,688	33,345	—	5,960,681
Totals	5,950,038	530,697	(648,314)	—	—	155,241	33,345	—	6,021,007

Dividends paid	—	—	(22,979)	—	—	—	—	—	—
Subtotal cash flows from financing activities	—	530,697	(671,293)	—	—	—	—	—	—
Total cash flows from financing activities (net)	—	(140,596)	—	—	—	—	—	—	—

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Notes to the Interim Consolidated Financial Statements

As of June 30, 2018 and December 31, 2017 and

for the three and six-month periods ended June, 2018 y 2017

Note 1 - General Information and Summary of Significant Accounting Policies

General Information — Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF) as a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”(1).

The current ownership structure is as follows: Itaú Unibanco (36.06%), CorpGroup and subsidiaries (30.65%) and non-controlling shareholders (33.29%). Itaú Unibanco is the Bank’s controlling shareholder.  In such a context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup entered into a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama.  Moreover, it has a branch in New York and representation offices in Madrid and Lima(2). The Bank has total consolidated assets of MCh$29,330,838 (MMUS$44,916) and equity of MCh$3,497,546 (MMUS$5,356).

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.Itaú.cl

The Interim Consolidated Financial Statements as of June 30, 2018, were approved by the Board of Directors on July 26, 2018.

Significant Accounting Policies and Others

a)                 Accounting Period

The Interim Consolidated Financial Statements are referred as of June 30, 2018 and December 31, 2017 and comprise the three and six-month periods ended June 30, 2018 and 2017.

b)                 Basis of Preparation of the Interim Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CAS) issued by the Superintendency of Banks and Financial Institutions (SBIF), the supervisory body that, as set forth in Article No. 15 of the Chilean General Banking Law establishes that, according to the legal provisions, the banks must use the accounting criteria established by that Superintendency and that all those matters not dealt with by it or which are not in conflict with its instructions must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In case of any differences between IFRS and the accounting rules issued by the SBIF the latter will prevail.

(1) The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

(2) None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregated information contained in those statements in a clear, relevant, reliable, and comparable manner.

As indicated in Chapter C-2 “Interim Financial Statements” of the Compendium of Accounting Standards, issued by the SBIF, the notes contained in these Interim Consolidated Financial Statements have been prepared in accordance with the criteria of the International Accounting Standard (IAS) 34 “Interim Financial Reporting”, issued by the IASB.

IAS 34 establishes that the interim financial information is prepared mainly with the purpose of updating the contents of the latest Annual Consolidated Financial Statements, emphasizing the new activities, events and circumstances that occurred during the period following year end and not duplicating the information previously published in the most recent Consolidated Financial Statements.

Therefore, these Interim Consolidated Financial Statements do not include all the information required for a complete set of Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the IASB. Therefore, for a full understanding of the information included in these Financial Statements, they must be read in conjunction with the annual Consolidated Financial Statements, corresponding to the immediately preceding annual period (information available on www.Itaú.cl).

c)                  Consolidation Criteria

These Interim Consolidated Financial Statements comprise the preparation of the Separate (Individual) Financial Statements of the Bank and the controlled entities which participate in the consolidation as of June 30, 2018 and December 31, 2017, and for the respective periods included in the Interim Consolidated Financial Statements, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established in the Compendium of Accounting Standards issued by the SBIF.

Intercompany balances and any unrealized income or expense arising from intercompany transactions are eliminated upon consolidation during the preparation of the Interim Consolidated Financial Statements.

The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the financial statements of Itaú Corpbanca and subsidiaries, hereinafter the “Group”, for the year ended December 31, 2017, except for the adoption of any modifications to the rules (see letter j) below), when applicable.

For consolidation purposes, the Statements of Financial Position of our companies in New York have been converted to Chilean pesos at the exchange rate of Ch$653.02 per US$1 as of June 30, 2018 (Ch$663.97 as of June 30, 2018 and Ch$614.48 as of December 31, 2017), our Colombian subsidiaries have used the exchange rate of Ch$0.2232 per COP$ 1 as of June 30, 2018 (Ch$0.2176 as of June 30, 2017 and Ch$0.2058 as of December 31, 2017), in accordance with International Accounting Standard (“IAS”) 21, “The Effects of Changes in Foreign Exchange Rates” related to the valuation of foreign investments in economically stable countries.

Assets, liabilities, income, and results of operations of Subsidiaries, net of consolidation adjustments, represent 24%, 27%, 36%, and 16%, respectively, of the total of assets, liabilities, income and operating results consolidated as of June 30, 2018 ( 26%, 28% 39% and 2% as of June 30, 2017  and 23%, 25%, 40% and 266% as of December 31, 2017, respectively).

Note 1 - General Information and Summary of Significant Accounting Policies, continued

d)                 Controlled Entities

The Bank, regardless of the nature of its involvement with an entity (the investee), will determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if it has all the following:

1)             Power over the investee, which is related to the existing rights that give it the current ability to direct the relevant activities of the investee, i.e., the activities that significantly affect the investee’s returns;

2)             Exposure, or rights, to variable returns from its involvement with the investee;

3)             The ability to use its power over the investee to affect the amount of the investor’s returns;

When the Bank has less than the majority of voting rights in an investee but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, then the Bank is determined to have control.  The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•             The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.

•             Potential voting rights held by the investor, other vote holders or other parties.

•             Rights arising from other contractual agreements.

•             Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reassess whether or not it has control over an investee if the facts and circumstances indicate that there have been changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the Bank through the global integration method (line by line). All balances and transactions between entities of the group are eliminated upon consolidation.  Therefore, the Interim Consolidated Financial Statements include all assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as if they were one sole economic entity.  A controlling company will prepare Interim Consolidated Financial Statements using uniform accounting policies for similar transactions and other similar events under equivalent circumstances.

Additionally, non-controlling interests are presented in the Interim Consolidated Statement of Financial Position within equity under the line item “Non - controlling interest”, separately from the amount corresponding to equity holders of the Bank.  Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with the equity holders in their role as such).

The Bank shall attribute profit for the period and each component of other comprehensive income to the equity holders of the parent and to the non-controlling interests.

The Bank will also attribute total comprehensive income to the equity holders of the parent and to the non-controlling interests even if this results in the non-controlling interests have a negative balance.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The following table presents the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, are consolidated by the Bank:

				Ownership percentage
			Functional	As of June 30, 2018			As of December 31, 2017			As of June 30, 2017
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
Itau Corpbanca Corredores de Bolsa S.A. (ex - CorpBanca Corredores de Bolsa S.A.) (1) (6)	National	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itau Administradora General de Fondos S.A. (ex - Itau Chile Administradora General de Fondos S.A.) (1) (7)		Chile		$99.990	—	99.990	99.990	—	99.990	99.990	—	99.990
Corpbanca Administradora General de Fondos S.A. (1) (7)		Chile		$—	—	—	—	—	—	99.996	0.004	100.000
Itau Corredores de Seguros S.A. (ex - Corpbanca Corredores de Seguros S.A.) (1) (8)		Chile		$99.964	0.007	99.971	99.990	0.010	100.000	99.990	0.010	100.000
Itau Chile Corredora de Seguro Ltda. (1) (8)		Chile		$—	—	—	99.900	—	99.900	99.900	—	99.900
Itau Asesorias Financieras S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itau Corpbanca Recaudaciones y Cobranzas S.A. (ex - Recaudaciones y Cobranzas S.A.) (2) (9)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itau Corpbanca New York Branch (2) (10)	Foreing	USA	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities Inc. (2) (11)		USA	US$	—	—	—	—	—	—	100.000	—	100.000
Itau Corpbanca Colombia S.A. (ex - Banco Corpbanca Colombia S.A.) (3)		Colombia	COP$	66.279	—	66.279	66.279	—	66.279	66.279	—	66.279
Itau Corredor de Seguro Colombia S.A. (ex - Helm Corredor de Seguros S.A.) (3)		Colombia	COP$	80.000	—	80.000	80.000	—	80.000	80.000	—	80.000
Itau Securities Services Colombia S.A. Sociedad Fiduciaria (ex - Corpbanca Investment Trust Colombia S.A.) (3)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Itau Comisionista de Bolsa Colombia S.A (ex - Helm Comisionista de Bolsa S.A.) (3)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	2.219	64.807	67.026
Itau Asset Management Colombia S.A. Sociedad Fiduciaria (ex - Helm Fiduciaria S.A.) (3)		Colombia	COP$	—	66.266	66.266	—	66.266	66.266	—	66.266	66.266
Itau (Panamá) S.A. (ex - Helm Bank (Panamá) S.A.) (4)		Panama	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279
Itau Casa de Valores S.A (ex - Helm Casa de Valores (Panama) S.A.) (5)		Panama	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279

(1)         Companies regulated by the Chilean Financial Market Commission, hereinafter CMF (formerly Superintendencia de Valores y Seguros — SVS)

(2)         Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.

(3)         Companies regulated by the Colombian Financial Superintendency (SFC), which has entered into a supervision agreement with the SBIF.

(4)         Company regulated by the Superintendency of Banks of Panama.

(5)         Company regulated by the Superintendency of the Securities Market of Panama.

(6)         On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

(7)         On December 29, 2017, the merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos, took place, by which the latter absorbed the first and its new corporate name is Itaú Administradora General de Fondos S.A.

(8)         On April 1, 2018, the merger of Corpbanca Corredores de Seguros S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Seguros S.A.

(9)         On September 29, 2017, the corporate name was changed from Recaudaciones y Cobranzas S.A. to Itaú Corpbanca Recaudaciones y Cobranzas S.A.

(10)       Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).

(11)       On December 18, 2017, the dissolution of the branch located in New York was authorized.

Associates

Associates are entities over which the Bank has significant influence, but not control.  If an entity holds, directly or indirectly 20% or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Other factors considered to determine the significant influence on an entity are the representations on the Board of Directors or equivalent governing body of the investee; participation in policy-making processes, including participation in decisions about dividends or other distributions; material transactions between the Bank and its investee; interchange of managerial personnel; or provision of essential technical information.

Associates are accounted for using the equity method. According to the equity method, investments are initially recorded at cost, and subsequently increased or decreased to recognize the Bank’s share of the profit or loss of the investee. The Bank’s share of the associate’s profit or loss is recognized in the Bank’s profit or loss under ““Income from investments in companies”. Distributions received reduce the carrying amount of the investment. Adjustments to the carrying amount that arise from changes in the associate’s other comprehensive income, such as revaluation of property, plant and equipment and from foreign exchange translation differences are recognized in the Bank’s other comprehensive income based on the ownership percentage.

Investments in other companies

The shares or rights in other companies are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, with adjustments for impairment loss when appropriate.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Fund Management, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services.  Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

•                      Scope of its decision-making authority over the investee.

•                      Rights held by other parties

•                      The remuneration to which it is entitled to in accordance with the remuneration agreements.

•                      Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent.  The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority.  Therefore, as of June 30, 2018 and December 31, 2017 they act as Agents and, therefore, none of these investment vehicles is consolidated.

e)                  Non-controlling interest

A non-controlling equity interest represents the results and net assets, not directly or indirectly owned by the Bank. A non-controlling equity interest is reflected as a separate line item in the Interim Consolidated Statement of Other Comprehensive Income and in equity in the Interim Consolidated Statements of Financial Position separately from equity holders of the Bank.

f)                   Use of estimates and assumptions

The preparation of the Interim Consolidated Financial Statements requires Management to make decisions, estimates and assumptions affecting the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as revenue and expenses during the reporting period. Actual results may differ from those estimates.

The relevant estimates and assumptions are regularly reviewed by Management to quantify certain assets, liabilities, revenues, expenses, and commitments.  Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future reporting period.

In certain cases, SBIF Regulations and generally accepted accounting principles require assets or liabilities to be recorded or disclosed at their fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When market prices in active markets are available they have been used as a valuation basis.

When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other evaluation techniques.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank has established provisions against potential loan losses in accordance with the regulation issued by the SBIF. In order to comply with these regulations, allowance for loan losses estimates are regularly evaluated taking into account factors such as changes in the nature and size of the loan portfolio, the expected portfolio trends, credit quality and economic conditions that may affect the borrowers’ payment ability.  Changes in allowances for loan losses are reflected as “Provision for Loan Losses” in the Interim Consolidated Statement of Income for the period.

Loans are written-off when Management determines that a loan or a portion of the loan is uncollectible, i.e., in accordance with the regulatory provisions issued by the Superintendency in chapter B-2 “Loans Impairment and Write-offs”. Write-offs are recorded as a reduction of the provision for loan losses.

In particular, information on significant areas of estimates, uncertainties and critical judgments in the application of accounting policies which have a significant effect on the amounts recognized in the Interim Consolidated Financial Statements are described as follows:

•             Useful life of fixed assets and intangible assets (Notes 13, 14, and 31).

•             Valuation of goodwill (Notes 13 and 31).

•             Provision for loan losses (Notes 9, 10 and 28).

•             Fair value of financial assets and liabilities (Note 33).

•             Contingencies and commitments (Note 22).

•             Impairment losses for certain assets (Notes 9, 10, 13, 14, 28 and 31).

•             Current Taxes and Deferred Taxes (Note 15)

•             Consolidation perimeter and control evaluation (Note 1) letter c)).

During the six-month period ended June 30, 2018, there have been no significant changes in the estimates made at the end of the 2017 period, other than those indicated in these Consolidated Financial Statements (see note 2).

g)                 Relative importance

In determining the disclosures about the different items of the financial statements or other matters, in accordance with IAS 34 “Interim Financial Reporting”, the relative importance in relation to the financial statements of the period has been taken into account.

h)                 Seasonality or cyclical nature of intermediate period transactions

The activities developed by the Bank and its subsidiaries do not have a cyclical or seasonal nature. For this reason, specific disclosures are not included in these explanatory notes to the Interim Consolidated Financial Statements for the six-month period ended June 30, 2018.

i)                    Uniformity

The accounting policies used in the preparation of these Interim Consolidated Financial Statements are consistent in significant terms with those used in the audited annual Financial Statements as of December 31, 2017, except for the adoption of any modifications to the standards (letter j) below).

Note 1 - General Information and Summary of Significant Accounting Policies, continued

j)                    New accounting pronouncements

New accounting pronouncements

•             SBIF Circulars

Between January 1, 2018 and the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements and / or those related to these matters that have been issued by the Chilean Superintendency of Banks and Financial Institutions (SBIF) are detailed below:

Circular N° 3,634, March 9, 2018 “Recopilación Actualizada de Normas” (Updated Compilation of Standards). Chapters 12-1 and 12-3. Risk-weighted assets, credit equivalent and credit limits applicable to derivative instruments cleared and settled by the Entidad de Contraparte Central (ECC - by its Spanish acronym) (Central Counterparty Entity). Update instructions. Chapter 12-1 introduces an intermediate category in order to classify the credit equivalent of derivative instruments cleared and settled in ECC. The risk weight for these assets will be equal to 2%.

Chapter 12-3 specifies that the 30% limit of the actual equity that credits granted to another bank may reach, is also applicable to transactions with derivative instruments negotiated with banks or branches of foreign banks established in Chile, which are subsequently cleared and settled through a ECC.

The requirements of this standard are applicable as of July 1, 2018; its effects have not been adopted during the periods covered in these Interim Consolidated Financial Statements. However, the adoption as of the required date did not have significant impacts.

Accounting Standards introduced by the IASB.

The following new Rules and Interpretations have been adopted in these Interim Consolidated Financial Statements:

• Standards and interpretations

IFRS 15, “Revenues from contracts with customers” - published in May 2014 This standard establishes the guidance that an entity must apply for the presentation of useful information to the users of the financial statements in relation to the nature, amount, timing and uncertainty of the revenues and cash flows derived from contracts with customers.  Therefore, the basic principle is that an entity will recognize the revenues that represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services.  Its application supersedes IAS 11 “Construction Contracts”; IAS 18 “Ordinary Revenue”; IFRIC 13 “Customer loyalty programs”; IFRIC 15 “Agreements for the construction of real estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “Barter transactions involving advertising services.”

Early adoption is permitted. The IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

IFRIC 22 “Foreign currency transactions and advance consideration” — Published in December 2016. This IFRIC standard addresses foreign currency transactions (or a part thereof) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an advance consideration before the entity recognizes the related asset, expense or income (or the applicable part thereof). The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made.  The guidance aims to reduce diversity in practice. Its application is mandatory for annual periods beginning on January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

• Amendments, improvements and clarifications

Amendment to IFRS 15, “Revenue from contracts with customers”- Published in April 2016.  The amendment introduces clarifications to the guide for the identification of performance obligations in contracts with customers, accounting for intellectual property licenses and the evaluation of principal versus agent (gross versus net income presentation).  It includes new and modified illustrative examples as a guide, as well as practical examples related to the transition to the new income standard.

These amendments will be applied to annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard did not have significant impacts on its Interim Consolidated Financial Statements.

Amendments to IFRS 2, “Share based payments. - Published in June 2016. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled.  Additionally, it introduces an exception to the IFRS 2 principles that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

These amendments will be applied to annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard did not have significant impacts on its Interim Consolidated Financial Statements.

Annual Improvements Cycle 2014-2016. The document contemplates the following standards:

• Amendment to IFRS 1, “First-time adoption of IFRS”, - Published in December 2016.This amendment is related to the suspension of short term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10.

The Bank’s management concluded that this amendment does not apply to the financial statements since the Bank or its subsidiaries will not be a first-time adopter to IFRS during the year the amendment becomes effective.

• Amendment to IAS 28 “Investments in Associates and Joint Ventures” - Published in December 2016. This amendment relates to the fair value measurement of the associate or joint venture.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard did not have significant impacts on its Interim Consolidated Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

• The following new Standards and Interpretations have been issued but have not become in full and force and effect yet as of June 30, 2018

• Standards and interpretations

IFRS 9 “Financial instruments” - Published in July 2014. The IASB has published the full version of IFRS 9, which replaces the application guidance of IAS 39.  This final version includes requirements relating to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current impairment loss model incurred.  The section of IFRS 9 relating to hedge accounting that is part of this final version of IFRS 9 had already been published in November 2013.  Its early adoption is allowed

The IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF as set forth in paragraph 12 of Chapter A-2, Limitations or Details on the General Criteria Use of the CNC, it will not adopt this standard until the SBIF issue the corresponding instructions to do so.

IFRS 16 “Leases” — Published in January 2016.  This standard establishes the recognition, measurement, presentation and disclosure of leases from the point of view of lessor or landlord and lessee or tenant.

IFRS 16 replaces the current IAS 17 and introduces a single accounting model in which it requires a lessee to recognize the assets and liabilities of all leases with a term of more than 12 months, unless the underlying asset is of low value. It aims to ensure that lessees and lessors provide relevant information in a way that faithfully represents transactions.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Its early application is allowed for entities that apply IFRS 15 or before the date of initial application of IFRS 16.

The Bank’s Management is evaluating the potential impact of the adoption of this new pronouncement by analyzing its lease agreements, which will allow the Bank to reflect the effects both in its Consolidated Financial Statements and in its solvency ratios.

“IFRIC 23 “Uncertainty over Income Tax Treatments”— Published in June 2017. This standard aims to reduce diversity in the way companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments.  The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12.

An entity shall apply this interpretation for annual reporting periods as of January 1, 2019. Early application is allowed but the entity must disclose this fact.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

• Amendments, improvements and clarifications

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures”.  Published in September 2014.  These amendments address a conflict between the requirements of IAS 28 and IFRS 10 and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The main consequence of the amendments is that full gain or loss is recognized when the transaction involves a business (whether it is in a subsidiary or not) and a partial gain or loss when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s Management analyzed these amendments in detail and concluded that they do not apply to the Bank financial statements because the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 9 “Financial instruments” - Published in October 2017. this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities, that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

These amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF in paragraph 12 of Chapter A-2, Limitations or Details on the General Criteria Use of the CNC, it indicates that it will not apply this standard early in advance and that it will not apply it while the Chilean Superintendency does not arrange it like a mandatory use standard for all the Banks.

Amendment to IAS 28 “Investments in Associates and Joint Ventures” — Published in October 2017, these amendments clarify that a company applies IFRS 9 “Financial instruments” to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. The Board of Directors has published an example that illustrates how companies apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or a joint venture.

These amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management analyzed these modifications in detail and concluded that they do not apply to the bank´s financial statements because the Bank does not have investments in associates and joint ventures.

Annual improvements Cycle 2015 - 2017 - Amendment published in December 2017 which introduces the following improvements:

• IFRS 3 Business Combinations / IFRS 11 Joint Agreements: it deals with the prior interest in a joint operation, as a business combination in stages.

• IAS 12 Income Tax: it deals with the consequences in income tax on payments of financial instruments classified as equity.

• IAS 23 Costs for loans: it deals with the eligible capitalization costs.

This amendment is effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Conceptual Framework - In March 2018, the International Accounting Standards Board (the Board) issued a complete set of concepts for the financial reporting presentation, the revised Conceptual Framework for Financial Reporting (the Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)- In February 2018, The International Accounting Standards Board issued the Amendment, Reduction or Settlement of the Plan (Amendments to IAS 19) .If a modification occurs, reduction or liquidation of a plan, it is now mandatory that the current service cost and the net interest for the period after the new measurement are determined using the assumptions used for the new measurement.

The amendments are effective for annual periods beginning on January 1, 2019.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Note 2 - Accounting Changes

During the period ended June 30, 2018, improvements were made to the methodology for the determination of the CVA (Credit Value Adjustment), mainly in the determination of the Exposure and LGD (loss given default), which is part of the valuation of the financial derivative contracts. These improvements generated a lower loss of MCh$5,809, which has been recognized as a change in an estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

As of June 30, 2018, no other significant changes in estimates have taken place nor accounting changes that affect the presentation of these Interim Consolidated Financial Statements.

Note 3 - Significant Events

As of June 30, 2018, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

ITAÚ CORPBANCA

a.         Dividend Distributions

On March 15, 2018, the Bank´s Board of Directors (the “Board”) agreed to propose to the Bank’s shareholders at the Annual Ordinary Meeting to be held on March 27, 2018 the distribution of 40% of the income for the year ended December 31, 2017 equivalent to MCh$22,979, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.04484469 per share.

At the Annual Ordinary Shareholders Meeting of Itaú Corpbanca, held on March 27, 2018, the shareholders approved the following:

1. Distribution of 40% of the income for the year ended December 31, 2017 equivalent to MCh$22,979, as dividends to shareholders, resulting in a dividend of Ch$0.04484469 per share.

2. The official appointment of Bernard Pasquier as Board of Directors Member, in accordance with article 50 bis of the Chilean Corporations Act who shall hold office until the next Annual General Meeting of Shareholders, when all board members must be renewed.

BANCO ITAÚ CORPBANCA COLOMBIA

a.         Destination of the results of the previous year

In March 2018, the Shareholders’ Meeting was held where was agreed to record in the 2018 financial statements losses for the 2017 fiscal year for the sum of MCh$26,233 as losses from previous years.

INSURANCE BROKERS SUBSIDIARIES

a.         Merger of Subsidiaries

On March 29, 2018, the partners of Itaú Chile Corredora de Seguros Limitada considered the fulfillment of the conditions to which the merger with Corpbanca Corredores de Seguros SA was subject to, as agreed upon by the shareholders on June 30, 2017. In addition, on April 1, 2018, the merger of Itaú Chile Corredora de Seguros Limitada with Corpbanca Corredores de Seguros S.A. took place, by incorporating the first in the last, which for all legal purposes is the surviving entity, now known as Itaú Corredores de Seguros S.A.

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments”.

a.         Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)                Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability.  The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the six-months periods ended June 30, 2018 and 2017.

ii)            Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this segment.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

b.         Geographical information

The segments reported by Itaú Corpbanca, disclose revenue from ordinary activities carried out by external customers:

•             attributed to the entity’s country of domicile and

•             attributed, in aggregate, to all foreign countries in which the entity obtains revenue from ordinary activities.

Note 4 - Reporting Segments, continued

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. Pursuant to the foregoing, the Group operates in two main geographic areas: Chile and Colombia.

Chile segment includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment includes the operations carried out by Itaú S.A. (Panama) and Itaú Casa de Valores S.A.

Information on interest income and interest expenses for the six-month periods ended June 30, 2018 and 2017, of the aforementioned geographic areas is presented below:

	2018			2017
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	570,504	267,342	837,846	558,955	295,954	854,909
Interes expense	(293,737)	(131,708)	(425,445)	(298,225)	(182,674)	(480,899)
Net interest income	276,767	135,634	412,401	260,730	113,280	374,010

c.          Information on assets, liabilities and profits and losses

Segment information on assets, liabilities, profits and losses for the period is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the SBIF.

c.1 Assets and Liabilities:

		As of June 30, 2018			As of December 31, 2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	724,186	312,330	1,036,516	609,279	354,751	964,030
Cash items in process of collection	5	640,406	4,297	644,703	155,950	1,067	157,017
Trading investments	6	15,150	22,404	37,554	25,652	389,409	415,061
Investments under resale agreements	7	109,853	8,255	118,108	2,292	26,232	28,524
Financial derivative contracts	8	1,147,382	76,596	1,223,978	1,158,002	90,773	1,248,775
Loans and accounts receivable from customers and interbank loans	9-10	15,928,397	4,635,737	20,564,134	15,593,593	4,208,150	19,801,743
Available for sale investments	11	1,654,894	1,274,135	2,929,029	1,931,639	721,427	2,653,066
Held to maturity investments	11	185,686	96,680	282,366	95,652	106,378	202,030
Investments in companies	12	6,271	4,511	10,782	6,271	4,141	10,412
Intangible assets (*)	13	1,439,504	198,246	1,637,750	1,414,859	190,375	1,605,234
Fixed assets	14	73,929	50,598	124,527	82,481	48,098	130,579
Current taxes	15	96,740	46,842	143,582	202,093	36,359	238,452
Deferred taxes	15	158,591	6,938	165,529	161,109	—	161,109
Other assets	16	344,988	67,292	412,280	364,384	80,308	444,692
Totals		22,525,977	6,804,861	29,330,838	21,803,256	6,257,468	28,060,724

(*) Includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,188,558 as of June 30, 2018 (MCh$1,169,243 as of December 31, 2017).

		As of June 30, 2018			As of December 31, 2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Deposits and other demand liabilities	17	2,452,766	1,696,200	4,148,966	2,399,159	1,742,508	4,141,667
Cash items in process of being cleared	5	600,372	—	600,372	109,496	—	109,496
Obligations under repurchase agreements	7	419,087	588,987	1,008,074	44,264	376,656	420,920
Time deposits and other time liabilities	17	7,476,122	2,412,104	9,888,226	7,868,572	2,196,671	10,065,243
Financial derivative contracts	8	986,885	60,391	1,047,276	1,036,024	59,130	1,095,154
Interbank borrowings	18	1,632,516	713,593	2,346,109	1,545,143	650,987	2,196,130
Debt instruments issued	19	5,478,685	542,322	6,021,007	5,484,562	465,476	5,950,038
Other financial liabilities	19	10,885	—	10,885	16,255	811	17,066
Current taxes	15	643	—	643	624	—	624
Deferred taxes	15	420	468	888	52	11,382	11,434
Provisions	20	136,708	70,756	207,464	123,682	66,008	189,690
Other liabilities	21	507,192	46,190	553,382	399,757	63,675	463,432
Totals		19,702,281	6,131,011	25,833,292	19,027,590	5,633,304	24,660,894

Note 4 - Reporting Segments, continued

c.2 Income for the three and six-month periods ended June 30, 2018 and 2017

		For the three-month periods ended June 30,
		2018			2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	24	143,524	71,810	215,334	136,765	59,703	196,468
Net fee and commission income	25	34,197	9,218	43,415	33,414	11,008	44,422
Net income (expense) from financial operations	26	68,059	22,163	90,222	29,182	12,728	41,910
Net foreign exchange gain (loss)	27	181	(19,112)	(18,931)	(9,086)	7,108	(1,978)
Other operating income		3,850	3,504	7,354	30,864	1,484	32,348
Provision for loan losses	28	(38,576)	(28,677)	(67,253)	(39,954)	(31,597)	(71,551)
NET OPERATING PROFIT		211,235	58,906	270,141	181,185	60,434	241,619
Depreciation and amortization	31	(12,946)	(8,162)	(21,108)	(12,855)	(7,971)	(20,826)
Operating expenses		(107,785)	(54,401)	(162,186)	(100,774)	(52,685)	(153,459)
OPERATING INCOME		90,504	(3,657)	86,847	67,556	(222)	67,334
Income from investments in companies	12	221	(8)	213	264	688	952
Income taxes	15	(33,494)	4,738	(28,756)	(6,592)	4,671	(1,921)
CONSOLIDATED INCOME FOR THE PERIOD		57,231	1,073	58,304	61,228	5,137	66,365

		For the six-month periods ended June 30,
		2018			2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	24	276,767	135,634	412,401	260,730	113,280	374,010
Net fee and commission income	25	72,818	16,383	89,201	64,178	22,345	86,523
Net income (expense) from financial operations	26	56,979	1,456	58,435	24,460	30,307	54,767
Net foreign exchange gain (loss)	27	22,165	6,778	28,943	5,454	7,906	13,360
Other operating income		12,755	6,168	18,923	34,106	3,640	37,746
Provision for loan losses	28	(63,199)	(56,541)	(119,740)	(75,589)	(60,642)	(136,231)
NET OPERATING PROFIT		378,285	109,878	488,163	313,339	116,836	430,175
Depreciation and amortization	31	(25,340)	(15,751)	(41,091)	(25,291)	(15,733)	(41,024)
Operating expenses		(219,708)	(104,448)	(324,156)	(198,440)	(114,881)	(313,321)
OPERATING INCOME		133,237	(10,321)	122,916	89,608	(13,778)	75,830
Income from investments in companies	12	246	1,240	1,486	264	877	1,141
Income taxes	15	(34,019)	10,952	(23,067)	239	11,228	11,467
CONSOLIDATED INCOME FOR THE PERIOD		99,464	1,871	101,335	90,111	(1,673)	88,438

Note 5 - Cash and Cash Equivalents

a.         Cash and Cash Equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Cash and deposits in banks
Cash	293,231	254,824
Deposits in the Chilean Central Bank	160,231	53,187
Deposits in local banks	7,352	9,389
Deposits in foreign banks	575,702	646,630
Subtotals cash and deposits in banks	1,036,516	964,030

Cash items in process of collection, net	44,331	47,521
Highly liquid financial instruments (1)	99,486	35,014
Investments under resale agreements (2)	117,531	28,524
Totals cash and cash equivalents	1,297,864	1,075,089

(1) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of June 30, 2018	As of December 31, 2017
	Notes	MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	5,696	19,239
Available for sale investments	11	93,790	15,775
Totals		99,486	35,014

(2) Investments under agreements to resell: corresponds to resell agreements, with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” in the Interim Consolidated Statement of Financial Position. The detail is as follows:

		As of June 30, 2018	As of December 31, 2017
	Notes	MCh$	MCh$
Investments under resale agreements	7 a)	117,531	28,524

Note 5 - Cash and Cash Equivalents, continued

b.         Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	63,297	66,996
Funds receivable	581,406	90,021
Subtotals assets	644,703	157,017
Liabilities
Funds payable	600,372	109,496
Subtotals liabilities	600,372	109,496
Cash items in process of collection, net	44,331	47,521

c.          Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and Obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments Portfolio.  This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).

iii. Foreign borrowings and Repayment of foreign borrowings.  These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

iv. Increase and Repayment of other borrowings.  These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 19).

Note 6 - Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank bonds	6,202	1,705
Chilean Centran Bank notes	2,792	2,258
Other Chilean Central Bank and Government securities	3,232	3,163
Other Chilean securities
Bonds	3	5
Notes	299	—
Other securities	—	—
Foreign financial securities
Bonds	12,847	381,262
Notes	—	—
Other securities	9,557	8,147
Investments in mutual funds
Funds managed by related entities	2,621	18,521
Funds managed by others	1	—
Totals	37,554	415,061

As of June 30, 2018, the trading portfolio financial assets include MCh$5,696 (MCh$19,239 as of December 31, 2017) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a.         The Bank purchases financial instruments to resell them on a future date.  As of June 30, 2018 and December 31, 2017, the instruments acquired under agreements to resell are as follows:

	As of June 30, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	13,976	—	—	13,976
Government securities	95,877	—	—	95,877
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Central Banks and Government securities	1,725	577	—	2,302
Other foreign instruments	5,953	—	—	5,953
Totals	117,531	577	—	118,108

	As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	2,292	—	—	2,292
Government securities	—	—	—	—
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Central Banks and Government securities	21,248	—	—	21,248
Other foreign instruments	4,984	—	—	4,984
Totals	28,524	—	—	28,524

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.         As of June 30, 2018 and December 31, 2017, the instruments acquired under agreements to repurchase are as follows:

	As of June 30, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	50,668	—	—	50,668
Government securities	329,679	—	—	329,679
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	38,741	—	—	38,741
Foreign financial securities
Central Banks and Government securities	—	—	—	—
Other foreign instruments	581,535	7,451	—	588,986
Totals	1,000,623	7,451	—	1,008,074

	As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	—	—	—	—
Government securities	11,703	—	—	11,703
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	26,573	—	—	26,573
Notes	5,988	—	—	5,988
Other securities	—	—	—	—
Foreign financial securities
Central Banks and Government securities	—	—	—	—
Other foreign instruments	376,656	—	—	376,656
Totals	420,920	—	—	420,920

Note 8 - Financial Derivative Contracts and Hedge Accounting

a.         The Bank and subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation are adjusted to reflect the CVA (Credit Value Adjustment). The detail of these instruments is presented below:

	As of June 30, 2018		As of December 31, 2017
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	34,406	120,033	51,409	121,378
Derivatives held for trading	1,189,572	927,243	1,197,366	973,776
Totals	1,223,978	1,047,276	1,248,775	1,095,154

b.         Derivatives financial assets

	As of June 30, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	6,185,423	4,261,697	729,983	293,275
Currency swaps	131,118	408,554	3,658,001	355,724
Interest rate swaps	6,152,063	7,343,550	24,588,805	572,873
Call currency options	37,170	46,250	27,574	2,079
Put currency options	4,325	2,047	27,427	27
Totals	12,510,099	12,062,098	29,031,790	1,223,978

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,855,360	5,728,141	700,252	316,901
Currency swaps	92,772	299,288	3,260,432	396,239
Interest rate swaps	5,781,923	10,258,903	23,469,906	534,505
Call currency options	33,709	47,300	26,223	421
Put currency options	6,675	9,827	25,808	709
Totals	14,770,439	16,343,459	27,482,621	1,248,775

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

c.          Derivatives financial liabilities

	As of June 30, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,151,031	5,133,233	754,763	307,726
Currency swaps	80,724	213,016	3,117,613	246,205
Interest rate swaps	3,201,341	5,986,988	23,470,495	492,114
Call currency options	17,385	15,108	—	1,054
Put currency options	11,535	15,340	147	177
Totals	10,462,016	11,363,685	27,343,018	1,047,276

	As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,023,102	5,821,573	807,071	333,482
Currency swaps	109,275	414,355	2,822,789	290,288
Interest rate swaps	5,481,548	8,843,640	20,720,506	468,928
Call currency options	6,675	7,369	—	86
Put currency options	17,629	25,459	415	2,370
Totals	14,638,229	15,112,396	24,350,781	1,095,154

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

d.         As of June 30, 2018 and December 31, 2017, the portfolio of derivative financial instruments for hedge accounting and trading purposes are as follows:

	As of June 30, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	1,680,915	1,960,606	3,531,710	34,406	120,033
Fair value hedge
Currency forwards	—	—	—	2,672	594
Currency swaps	—	—	280,799	—	25,594
Interest rate swaps	—	6,143	2,667,318	13,411	32,750
Subtotals	—	6,143	2,948,117	16,083	58,938
Cash flows hedge
Currency forwards	631,275	1,281,345	—	534	5,689
Currency swaps	—	—	319,605	1,023	16,800
Interest rate swaps	21,000	199,402	263,988	1,130	2,931
Subtotals	652,275	1,480,747	583,593	2,687	25,420
Net investment in a foreign operation hedge
Currency forwards	1,028,640	473,716	—	15,636	35,675
Subtotals	1,028,640	473,716	—	15,636	35,675

Derivatives held for trading	21,291,200	21,465,177	52,843,098	1,189,572	927,243
Currency forwards	11,676,539	7,639,869	1,484,746	274,433	265,768
Currency swaps	211,842	621,570	6,175,210	354,701	203,811
Interest rate swaps	9,332,404	13,124,993	45,127,994	558,332	456,433
Call currency options	54,555	61,358	27,574	2,079	1,054
Put currency options	15,860	17,387	27,574	27	177
Subtotals	21,291,200	21,465,177	52,843,098	1,189,572	927,243
Totals	22,972,115	23,425,783	56,374,808	1,223,978	1,047,276

	As of December 31, 2017
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	1,843,570	903,830	3,516,621	51,409	121,378
Fair value hedge
Currency forwards	—	—	—	1,417	78
Currency swaps	—	—	264,226	2,735	40,441
Interest rate swaps	442,426	7,567	2,186,949	7,832	39,327
Subtotals	442,426	7,567	2,451,175	11,984	79,846
Cash flows hedge
Currency forwards	1,401,144	590,463	219,453	8,787	3,946
Currency swaps	—	—	309,970	—	22,315
Interest rate swaps	—	305,800	536,023	1,680	6,481
Subtotals	1,401,144	896,263	1,065,446	10,467	32,742
Net investment in a foreign operation hedge
Currency forwards	1,106,871	291,194	—	28,958	8,790
Subtotals	1,106,871	291,194	—	28,958	8,790

Derivatives held for trading	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Currency forwards	15,370,447	10,668,057	1,287,870	277,739	320,668
Currency swaps	202,047	713,643	5,509,025	393,504	227,532
Interest rate swaps	10,821,045	18,789,176	41,467,440	524,993	423,120
Call currency options	40,384	54,669	26,223	421	86
Put currency options	24,304	35,286	26,223	709	2,370
Subtotals	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Totals	29,408,668	31,455,855	51,833,402	1,248,775	1,095,154

Note 9 - Interbank Loans

As of June 30, 2018 and December 31, 2017, the balances presented under the item “Interbank loans, net” are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Local banks
Loans to local banks	—	—
Allowance for loans losses	—	—
Subtotals	—	—
Foreign banks
Interbank cash loans	3,864	862
Loans to foreign banks	8,249	13,875
Non-transferable deposits with foreign banks	62,442	21,544
Allowance for loans losses	(298)	(208)
Subtotals	74,257	36,073
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	37,002	34,004
Subtotals	37,002	34,004
Totals	111,259	70,077

(*) Correspond to deposits that do not meet the conditions to be classified as demand deposits.

The detail of the movements of allowance for loan losses and impairment for interbank loans with local and foreign banks and financial institutions during the six-month period ended June 30, 2018 and for the year ended December 31, 2017, are summarized as follows:

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	—	(208)	(208)
Charge-offs	—	—	—
Allowances established	—	(130)	(130)
Allowances released	—	56	56
Impairment	—	—	—
Exchange differences	—	(16)	(16)
Balances as of June 30, 2018	—	(298)	(298)

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	—	(212)	(212)
Charge-offs	—	—	—
Allowances established	—	(226)	(226)
Allowances released	—	209	209
Impairment	—	—	—
Exchange differences	—	21	21
Balances as of December 31, 2017	—	(208)	(208)

Note 10 - Loans and Accounts Receivable from Customers

a)                 Loans and account receivables from customers

As of June 30, 2018 and December 31, 2017, the composition of the loan portfolio is as follows:

	Assets before allowances			Allowances
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
As of June 30, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,546,933	764,600	11,311,533	358,252	38,710	396,962	10,914,571
Foreign trade loans	759,419	40,489	799,908	28,876	903	29,779	770,129
Checking accounts debtors	126,142	8,975	135,117	6,388	3,407	9,795	125,322
Factoring transactions	117,722	150	117,872	245	4	249	117,623
Student loans	737,680	74,984	812,664	—	15,453	15,453	797,211
Leasing transactions	867,561	82,923	950,484	16,210	4,316	20,526	929,958
Other commercial loans and receivables	24,220	2,869	27,089	779	1,216	1,995	25,094
Subtotals	13,179,677	974,990	14,154,667	410,750	64,009	474,759	13,679,908
Mortgage loans
Loans with mortgage finance bonds	40,161	2,599	42,760	—	112	112	42,648
Endorsable mortgage mutual loans	118,299	8,151	126,450	—	1,796	1,796	124,654
Other mortgage mutual loans	3,685,889	168,496	3,854,385	—	27,400	27,400	3,826,985
Mortgage leasing transactions	301,723	15,542	317,265	—	13,372	13,372	303,893
Other mortgage loans and receivables	22,791	2,007	24,798	—	350	350	24,448
Subtotals	4,168,863	196,795	4,365,658	—	43,030	43,030	4,322,628
Consumer loans
Installment consumer loans	1,815,755	96,190	1,911,945	—	120,112	120,112	1,791,833
Checking account debtors	183,914	16,549	200,463	—	14,517	14,517	185,946
Credit card balances	417,537	15,362	432,899	—	25,179	25,179	407,720
Consumer leasing transactions	8,709	372	9,081	—	411	411	8,670
Other consumer loans and receivables	58,651	2,395	61,046	—	4,876	4,876	56,170
Subtotals	2,484,566	130,868	2,615,434	—	165,095	165,095	2,450,339
Totals	19,833,106	1,302,653	21,135,759	410,750	272,134	682,884	20,452,875

	Assets before allowances			Allowances
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,345,995	770,081	11,116,076	367,799	39,180	406,979	10,709,097
Foreign trade loans	650,959	49,774	700,733	30,168	918	31,086	669,647
Checking accounts debtors	131,332	8,016	139,348	2,656	2,560	5,216	134,132
Factoring transactions	140,375	363	140,738	377	8	385	140,353
Student loans	618,543	55,535	674,078	—	12,794	12,794	661,284
Leasing transactions	851,882	88,907	940,789	14,577	4,030	18,607	922,182
Other commercial loans and receivables	24,261	1,598	25,859	506	880	1,386	24,473
Subtotals	12,763,347	974,274	13,737,621	416,083	60,370	476,453	13,261,168
Mortgage loans
Loans with mortgage finance bonds	44,432	2,968	47,400	—	160	160	47,240
Endorsable mortgage mutual loans	127,153	8,766	135,919	—	2,070	2,070	133,849
Other mortgage mutual loans	3,507,384	153,516	3,660,900	—	27,048	27,048	3,633,852
Mortgage leasing transactions	272,544	9,591	282,135	—	10,210	10,210	271,925
Other mortgage loans and receivables	24,231	2,168	26,399	—	418	418	25,981
Subtotals	3,975,744	177,009	4,152,753	—	39,906	39,906	4,112,847
Consumer loans
Installment consumer loans	1,725,652	84,397	1,810,049	—	114,033	114,033	1,696,016
Checking account debtors	193,325	14,176	207,501	—	13,492	13,492	194,009
Credit card balances	405,786	15,383	421,169	—	22,408	22,408	398,761
Consumer leasing transactions	10,832	344	11,176	—	453	453	10,723
Other consumer loans and receivables	60,651	2,760	63,411	—	5,269	5,269	58,142
Subtotals	2,396,246	117,060	2,513,306	—	155,655	155,655	2,357,651
Totals	19,135,337	1,268,343	20,403,680	416,083	255,931	672,014	19,731,666

Non-impaired Portfolio: Includes individually assessed debtors classified in the Normal Portfolio (categories A1 to A6) and in the Substandard Portfolio (categories B1 and B2, only). For debtors collectively assessed, it includes the Normal Portfolio.

Impaired Portfolio: Includes individually assessed debtors classified in the Non-compliant Portfolio (categories C1 to C6) and in the Substandard Portfolio (categories B3 and B4, only). For debtors collectively assessed, it includes the Non-compliant Portfolio.

Note 10 - Loans and Accounts Receivable from Customers, continued

b)                 Allowances

The movements of allowances for loan losses for the six-month periods ended June 30, 2018 and for the year ended December 31, 2017, are summarized as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	416,083	255,931	672,014
Portfolio charge-offs
Commercial loans	(39,397)	(13,733)	(53,130)
Mortgage loans	—	(3,597)	(3,597)
Consumer loans	—	(82,996)	(82,996)
Total charge-offs	(39,397)	(100,326)	(139,723)
Allowances established	85,209	217,580	302,789
Allowances released	(63,500)	(112,243)	(175,743)
Allowances used	(7,293)	—	(7,293)
Exchange differences	19,648	11,192	30,840
Balances as of June 30, 2018	410,750	272,134	682,884

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	381,239	217,491	598,730
Portfolio charge-offs
Commercial loans	(56,939)	(35,504)	(92,443)
Mortgage loans	—	(3,879)	(3,879)
Consumer loans	—	(115,708)	(115,708)
Total charge-offs	(56,939)	(155,091)	(212,030)
Allowances established	310,103	359,423	669,526
Allowances released	(183,917)	(145,915)	(329,832)
Allowances used	(9,760)	—	(9,760)
Exchange differences	(24,643)	(19,977)	(44,620)
Balances as of December 31, 2017	416,083	255,931	672,014

c)                  Portfolio sales

During the six-month periods ended June 30, 2018 and 2017, the Bank and its subsidiaries made purchases and sales of loan portfolio. The effect on results of these transactions does not exceed 5% of before-tax profit for the period. The result of these operations as of June 30, 2018 amounts to MCh$865 (MCh$1,709 as of June 30, 2017) and is included in the net profit / loss of financial operations in the Interim Consolidated Statements of Income.

Note 11 - Investment Instruments

a.         As of June 30, 2018 and December 31, 2017, the detail of instruments available for sale and held to maturity is as follows:

	As of June 30, 2018			As of December 31, 2017
	Available for sale	Held to maturity	Totals	Available for sale	Held to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	702,226	—	702,226	687,945	—	687,945
Chilean Treasury bonds	855,048	—	855,048	1,081,879	—	1,081,879
Other government securities	25,901	—	25,901	14,053	—	14,053
Other local institutions financial instruments
Time deposits in local banks	33,945	—	33,945	114,038	—	114,038
Mortgage finance bonds	55	—	55	64	—	64
Chilean financial institutions bonds	—	—	—	9,032	—	9,032
Other local financial investments	6,160	—	6,160	6,159	—	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	704,520	—	704,520	420,687	—	420,687
Other foreign financial instruments	596,001	282,366	878,367	300,740	202,030	502,770
Investments not quoted in active markets
Corporate bonds	5,173	—	5,173	18,469	—	18,469
Other financial instruments	—	—	—	—	—	—
Totals	2,929,029	282,366	3,211,395	2,653,066	202,030	2,855,096

As of June 30, 2018, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amount to MCh$93,790. As of December 31, 2017, the amount of instruments with these characteristics amount to MCh$15,775 (see Note 5).

As of June 30, 2018, the portfolio of financial investments available-for-sale includes an unrealized gain of MCh$18,786 (MCh$24,552 as of December 31, 2017), presented under “Valuation accounts” in Equity.

Note 11 - Investment Instruments, continued

b.         Unrealized profits and losses of the available for sale portfolio as of June 30, 2018 and December 31, 2017 are as follows:

	As of June 30, 2018
	Amortized	Unrealized
	cost	Gain	Losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	702,546	557	(877)	702,226
Chilean Treasury bonds	856,231	1,661	(2,844)	855,048
Other government securities	26,500	—	(599)	25,901
Other local institutions financial instruments
Time deposits in local banks	33,946	—	(1)	33,945
Mortgage finance bonds	54	1	—	55
Chilean financial institutions bonds	—	—	—	—
Other local financial investments	4,279	1,881	—	6,160
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	693,324	17,127	(5,931)	704,520
Other foreign financial instruments	588,186	13,980	(6,165)	596,001
Investments not quoted in active markets
Corporate bonds	5,177	3	(7)	5,173
Other financial instruments	—	—	—	—
Totals	2,910,243	35,210	(16,424)	2,929,029

	As of December 31, 2017
	Amortized	Unrealized
	cost	Gain	Losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	688,770	806	(1,631)	687,945
Chilean Treasury bonds	1,081,633	3,526	(3,280)	1,081,879
Other government securities	14,206	—	(153)	14,053
Other local institutions financial instruments
Time deposits in local banks	114,073	—	(35)	114,038
Mortgage finance bonds	64	—	—	64
Chilean financial institutions bonds	9,034	25	(27)	9,032
Other local financial investments	3,942	2,217	—	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	416,995	3,921	(229)	420,687
Other foreign financial instruments	281,833	19,090	(183)	300,740
Investments not quoted in active markets
Corporate bonds	17,964	505	—	18,469
Other financial instruments	—	—	—	—
Totals	2,628,514	30,090	(5,538)	2,653,066

Note 12 - Investments in Companies

a.         The detail of the investments in companies is presented below:

	As of June 30, 2018		As of December 31, 2017
Company	%	MCh$	%	MCh$
Nexus S.A.	12.9000	1,056	12.9000	1,056
Transbank S.A.	8.7200	3,616	8.7200	3,616
Combanc S.A.	9.1800	344	9.1800	344
Redbanc S.A.	2.5000	110	2.5000	110
Sociedad Interbancaria de Deposito de Valores S.A.	9.4000	132	9.4000	132
Imerc OTC S.A.	8.6600	1,012	8.6600	1,012
A.C.H Colombia (*)	4.2100	200	4.2100	184
Redeban Multicolor S.A. (*)	1.6000	231	1.6000	213
Camara de Compensación Divisas de Colombia S.A. (*)	6.2056	83	6.2056	77
Camara de Riesgo Central de Contraparte S.A. (*)	2.4300	169	2.4300	156
Servibanca - Tecnibanca (*)	4.5300	993	4.5300	915
Bolsa de Valores de Colombia (*)	0.6700	571	0.6700	508
Credibanco (*)	6.3662	2,248	6.3662	2,072
Patrimonio Autonomo Fiducredicorp (Comisionista) (*)	5.2630	17	5.2630	17
Totals		10,782		10,412

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

During the six-month periods ended June 30, 2018 and 2017, the Bank received dividends, according to the following detail:

	2018	2017
	MCh$	MCh$
Dividends received	1,486	1,141
Totals	1,486	1,141

The movement of investments in companies for the six-month period ended June 30, 2018 and for the year ended December 31, 2017, is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Balances as of January 1,	10,412	19,967
Acquisition of investments	—	29
Sale of investments	—	(4,917)
Transfer to available for sale investments	—	(4,118)
Exchange differences	370	(549)
Totals	10,782	10,412

Note 13 - Intangible Assets

a.         The composition of intangibles assets as of June 30, 2018 and December 31, 2017 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated amortization	Net assets as of June 30, 2018
			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	—	463	9,853	(9,412)	441
Computer system or software	6	4	112,892	227,481	(91,253)	136,228
IT Projects and licenses	6	4	16,663	42,509	(28,034)	14,475
Assets generated in business combination			1,474,570	1,580,099	(94,063)	1,486,036
- Goodwill			1,169,243	1,188,558	—	1,188,558
- Trademarks	10	8	42,106	51,449	(11,923)	39,526
- Customer relationship	7	6	76,038	96,514	(20,453)	76,061
- Core deposits	9	7	187,183	243,578	(61,687)	181,891
Other projects	10	2	646	3,645	(3,075)	570
Totals			1,605,234	1,863,587	(225,837)	1,637,750

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2017	Gross balances	Accumulated amortization	Net assets as of December 31, 2017
			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	1	1,214	9,824	(9,361)	463
Computer system or software	6	5	86,110	193,256	(80,364)	112,892
IT Projects and licenses	6	5	21,300	42,474	(25,811)	16,663
Assets generated in business combination			1,548,173	1,545,195	(70,625)	1,474,570
- Goodwill			1,188,447	1,169,243	—	1,169,243
- Trademarks	10	9	47,209	51,417	(9,311)	42,106
- Customer relationship	7	7	89,827	91,046	(15,008)	76,038
- Core deposits	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	2	817	3,645	(2,999)	646
Totals			1,657,614	1,794,394	(189,160)	1,605,234

b.         The movements of the gross balance of intangible assets for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

	Integrated banking system	Computer system or software	IT Projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	9,824	193,256	42,474	375,952	1,169,243	3,645	1,794,394
Acquisitions	—	28,724	28	—	—	—	28,752
Exchange differences	29	5,501	7	15,589	19,315	—	40,441
Balances as of June 30, 2018	9,853	227,481	42,509	391,541	1,188,558	3,645	1,863,587

	Integrated banking system	Computer system or software	IT Projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507
Acquisitions	39	42,828	36	—	—	—	42,903
Exchange differences	(40)	(2,132)	(9)	(15,631)	(19,204)	—	(37,016)
Balances as of December 31, 2017	9,824	193,256	42,474	375,952	1,169,243	3,645	1,794,394

Note 13 - Intangible Assets, continued

c.          The movement of the accumulated amortization of intangible assets for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 is as follows:

	Integrated banking system	Computer system or software	IT Projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(9,361)	(80,364)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the period	(21)	(8,465)	(2,217)	(20,478)	(76)	(31,257)
Exchange differences	(30)	(2,424)	(6)	(2,960)	—	(5,420)
Balances as of June 30, 2018	(9,412)	(91,253)	(28,034)	(94,063)	(3,075)	(225,837)

	Integrated banking system	Computer system or software	IT Projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(8,611)	(66,450)	(21,147)	(31,857)	(2,828)	(130,893)
Amortization for the year	(788)	(15,819)	(4,672)	(41,038)	(158)	(62,475)
Exchange differences	38	1,905	8	2,270	(13)	4,208
Balances as of December 31, 2017	(9,361)	(80,364)	(25,811)	(70,625)	(2,999)	(189,160)

d.         Impairment

Banco Itaú Corpbanca evaluates at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of June 30, 2018 and December 31, 2017 there is no indication nor concrete evidence of impairment (see details in note 31). As of the date of these financial statements, there have been no events that require the recognition of impairment.

e.          Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of June 30, 2018 and December 31, 2017.  In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Note 14 - Fixed Assets

a.         Fixed Assets as of June 30, 2018 and December 31, 2017 are broken down as follows:

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2018	Gross balances	Accumulated depreciation	Net assets as of June 30, 2018
			MCh$	MCh$	MCh$	MCh$
Land and buildings	25	15	83,151	114,596	(37,237)	77,359
Equipment	5	1	25,160	70,803	(45,408)	25,395
Others	5	2	22,268	53,552	(31,779)	21,773
- Furniture			10,357	29,422	(19,161)	10,261
- Leased assets			—	28	(28)	—
- Others			11,911	24,102	(12,590)	11,512
Totals			130,579	238,951	(114,424)	124,527

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2017	Gross balances	Accumulated depreciation	Net assets as of December 31, 2017
			MCh$	MCh$	MCh$	MCh$
Land and buildings	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Others	8	3	17,012	50,773	(28,505)	22,268
- Furniture			8,418	27,860	(17,503)	10,357
- Leased assets			50	28	(28)	—
- Others			8,544	22,885	(10,974)	11,911
Totals			121,043	234,272	(103,693)	130,579

The useful life presented in the preceding tables, correspond to the total useful life and residual useful life of the Bank’s fixed assets. The total useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b.         The movement of the gross balance of fixed assets for the six-month period ended June 30, 2018 and for the year ended December 31, 2017, is as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	3,531	3,452	2,185	9,168
Sales and/or retirements for the period	(10,795)	(675)	(633)	(12,103)
Exchange differences	3,379	3,008	1,227	7,614
Balances as of June 30, 2018	114,596	70,803	53,552	238,951

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	27,125	7,853	9,274	44,252
Sales and/or retirements for the year	(12,636)	(2,241)	(952)	(15,829)
Exchange differences	(3,997)	(2,601)	(275)	(6,873)
Balances as of December 31, 2017	118,481	65,018	50,773	234,272

Note 14 - Fixed Assets, continued

c.          The movement of the accumulated depreciation of fixed assets for the six-month period ended June 30, 2018 and for the year ended December 31, 2017, is as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Acquisitions	(3,594)	(4,066)	(2,174)	(9,834)
Sales and/or retirements for the period	2,233	589	405	3,227
Exchange differences	(546)	(2,073)	(1,505)	(4,124)
Balances as of June 30, 2018	(37,237)	(45,408)	(31,779)	(114,424)

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Acquisitions	(7,218)	(8,054)	(4,098)	(19,370)
Sales and/or retirements for the year	—	2,178	481	2,659
Exchange differences	1,843	2,055	826	4,724
Impairment	—	(27)	—	(27)
Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

d.         The Bank and its subsidiaries have no restrictions on fixed assets as of June 30, 2018 and December 31, 2017. In addition, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on fixed assets as of the aforementioned dates.

Note 15 - Current Taxes and Deferred Taxes

a)                 Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of June 30, 2018 was MCh$142,939 (MCh$237,828 as of December 31, 2017), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of June 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	96,741	—	46,841	143,582	202,093	—	36,359	238,452
Current tax liabilities	(643)	—	—	(643)	(624)	—	—	(624)
Totals net	96,098	—	46,841	142,939	201,469	—	36,359	237,828

(*) Corresponds to the subsidiary located in New York.

a.2) Details of current tax items by geographical area

	As of June 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27% / 25,5%	46,485	—	7,050	53,535	8,332	—	11,357	19,689

Less:
Monthly provisional payments	(6,759)	—	(15,023)	(21,782)	(49,035)	—	(3,434)	(52,469)
Tax credit for training costs	—	—	—	—	(831)	—	—	(831)
Tax credit for donations	(343)	—	—	(343)	—	—	—	—
Other taxes to be recovered (**)	(135,481)	—	(38,868)	(174,349)	(159,935)	—	(44,282)	(204,217)
Totals	(96,098)	—	(46,841)	(142,939)	(201,469)	—	(36,359)	(237,828)

(*) Corresponds to the subsidiary located in New York.

(**)The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed profits with reimbursement right, among others.

b)                 Effect on income

The tax expense for the six-month periods ended June 30, 2018 and 2017 is comprised of the following items:

	For the six-month periods ended June 30,
	2018	2017
	MCh$	MCh$
Income tax expense
Income taxes for the period	(53,534)	(20,078)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the period	30,970	31,545
Subtotals	(22,564)	11,467
Others	(503)	—
Net (debit) credit to income taxes	(23,067)	11,467

Note 15 - Current Taxes and Deferred Taxes, continued

c)                  Effective Tax Rate Reconciliation

The nominal tax rates by geographical area are as follows:

	2018	2017
Nominal rates by geographic area	Rate	Rate
Chile	27.0%	25.5%
Colombia	37.0%	40.0%
USA	21.0%	21.0%

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the six-month periods ended June 30, 2018 and 2017:

	For the six-month periods ended June 30,
	2018		2017
	Tax rate	Tax amount	Tax rate	Tax amount
	%	MCh$	%	MCh$
Calculation using the statutory rates	27.0	33,589	25.5	19,628
Exchange differences due to investments in Colombia	11.5	14,352	(2.5)	(1,930)
Equity price level restatement for tax purposes	(9.6)	(11,910)	(12.6)	(9,672)
Colombia business combination effects	(8.1)	(10,084)	(16.3)	(12,513)
Colombia rates change effects	0.3	391	4.0	3,098
Rates effects due to New York subsidiary (**)	(0.2)	(221)	(0.5)	(360)
Rates effects due to Colombian subsidiaries (**)	(0.4)	(535)	(0.1)	(124)
Permanent differences and others (*)	(2.0)	(2,515)	(12.4)	9,594
Effective rate and tax expense (profit)	18.5	23,067	(14.9)	7,721

(*) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**) These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

d)                 Tax effects on Other Comprehensive Income

The table below reflects the deferred tax effects on other comprehensive income:

d.1) Tax effect recorded in other comprehensive income that may be reclassified as profits or losses in subsequent periods:

	For the six-month periods ended June 30,
	2018	2017
	MCh$	MCh$
Available for sale investments	462	(1,635)
Net investment in foreign operations hedge	13,933	(2,172)
Cash flows hedge	432	(1,765)
Totals in other comprehensive income	14,827	(5,572)

d.2) Tax effect recorded in other comprehensive income that will not be subsequently reclassified as profits or losses:

	For the six-month periods ended June 30,
	2018	2017
	MCh$	MCh$
Income taxes related to defined benefits obligations	92	560
Totals in other comprehensive income	92	560

Note 15 - Current Taxes and Deferred Taxes, continued

e)                  Effect of deferred taxes

e.1 Total deferred taxes. The detail of the effects for deferred taxes presented in assets and liabilities is as follows:

	As of June 30, 2018			As of December 31, 2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	121,532	—	121,532	105,479	17,621	123,100
Accrued interest on past due portfolio	7,463	—	7,463	6,970	—	6,970
Unearned price differences	148	—	148	220	—	220
Personnel provisions	11,515	160	11,675	7,891	4,659	12,550
Miscellaneous provisions	29,031	10	29,041	29,803	4,225	34,028
Tax losses	69,596	—	69,596	25,753	46,166	71,919
Net tax value of amortizable assets	22,747	—	22,747	20,683	—	20,683
Depreciation of fixed assets	(37,849)	(360)	(38,209)	(34,169)	(11,687)	(45,856)
Lease division and others	32,390	(186)	32,204	25,392	4,175	29,567
Mark to market of financial instruments	(28,092)	106	(27,986)	(12,259)	(26,730)	(38,989)
Itau-Corpbanca business combination	(69,706)	—	(69,706)	(18,139)	(50,158)	(68,297)
Others	6,754	(618)	6,136	3,485	295	3,780
Totals assets (liabilities) for deferred taxes	165,529	(888)	164,641	161,109	(11,434)	149,675

(*) The presentation of the deferred taxes is in accordance to the requirements established by NIC 12 “Income Tax” as instructed by the SBIF, this generates that there are assets and liabilities with opposite sign.

e.2) Deferred taxes by geographic area:

	As of June 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	141,845	16,747	6,937	165,529	136,224	24,885	—	161,109
Deferred tax liabilities	(420)	—	(468)	(888)	(53)	—	(11,381)	(11,434)
Totals by geographic area, net	141,425	16,747	6,469	164,641	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

The effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of June 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	101,285	2,822	17,425	121,532	93,864	11,615	17,621	123,100
Accrued interest on past due portfolio	7,463	—	—	7,463	6,970	—	—	6,970
Unearned price differences	148	—	—	148	220	—	—	220
Personnel provisions	2,533	—	9,142	11,675	7,829	282	4,439	12,550
Miscellaneous provisions	43,595	987	(15,541)	29,041	28,582	1,221	4,225	34,028
Tax losses	1,937	10,074	57,585	69,596	16,607	9,146	46,166	71,919
Net tax value of amortizable assets	22,747	—	—	22,747	20,683	—	—	20,683
Depreciation of fixed assets	(38,209)	—	—	(38,209)	(34,308)	—	(11,548)	(45,856)
Lease division and others	27,281	—	4,923	32,204	25,392	—	4,175	29,567
Mark to market of financial instruments	(28,092)	—	106	(27,986)	(12,259)	—	(26,730)	(38,989)
Itau-Corpbanca business combination	(619)	—	(69,087)	(69,706)	(18,139)	—	(50,158)	(68,297)
Others	1,356	2,864	1,916	6,136	730	2,621	429	3,780
Totals assets (liabilities), net	141,425	16,747	6,469	164,641	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

Note 16 - Other Assets

a.         As of June 30, 2018 and December 31, 2017, the composition of “Other assets” is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Assets for leasing (1)	26,155	25,741
Assets received or awarded in lieu of payment (2)	10,755	17,036
Assets received in lieu of payment	32,951	29,889
Provisions for assets received in lieu of payment or awarded	(27,918)	(19,613)
Assets awarded at judicial auction	5,722	6,760
Other assets	375,370	401,915
Deposits in escrow	33,211	28,539
Accounts and notes receivable (3)	90,248	167,450
Brokerage fees receivable	40,409	33,247
Assets recovered from leasing for sale	5,554	2,248
Rentals paid in advance (4)	6,838	7,960
Prepaid expenses (5)	4,447	13,501
Insurance brokerage fees receivable	11,644	4,236
Asset management fees receivable	3,007	986
Collateral for financial transactions (threshold)	134,878	88,520
Insurance companies claims receivable	1,813	690
Others	43,321	54,538
Totals	412,280	444,692

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 1.0% (0.8% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale.  These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.

Provisions are also recorded resulting from the difference between the initial value of these assets compared to their realizable value, when the last is lower.

(3)    This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (See Note 32, letter b))

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

b.         The movements of the provision for assets received in lieu of payment or awarded during the period ended June 30, 2018 and the year ended December 31, 2017, are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Opening balance as of January 1,	(19,613)	(14,543)
Provisions released	22	11,130
Provisions established	(6,527)	(14,472)
Exchange differences	(1,800)	(1,728)
Totals	(27,918)	(19,613)

Note 17 - Deposits and Other Demand Liabilities and Time Deposits

a.         As of June 30, 2018 and December 31, 2017, deposits and other demand liabilities are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Checking accounts	2,463,759	2,473,283
Other deposits and demand accounts	1,337,274	1,363,017
Advance payments received from customers	126,868	131,169
Other demand liabilities	221,065	174,198
Totals	4,148,966	4,141,667

b.         As of June 30, 2018 and December 31, 2017, time deposits and other time liabilities are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Time deposits	9,858,727	10,036,583
Time savings accounts	29,236	28,410
Other time liabilities	263	250
Totals	9,888,226	10,065,243

Note 18 - Interbank Borrowings

a.         As of June 30, 2018 and December 31, 2017 interbank borrowings are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Loans obtained from local financial institutions
Banco de Chile	40,003	21,958
Banco BTG Pactual Chile	27,068	—
Subtotals	67,071	21,958
Loans obtained from foreign financial institutions
Bank of America, N.A.	264,807	248,514
Sumitomo Mitsui Banking Corporation	241,318	145,156
IFC Corp Financiera Internacional	199,441	187,507
Citibank N.A.	176,228	168,232
Credicorp capital SASAF	142,337	125,706
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A.	114,791	100,834
Bank of Montreal	97,261	42,836
Scotia Fondos Soc. Admin de Fondos S.A.	95,021	62,205
Banco Latinoamericano de Exportación	79,337	57,132
Standard Chartered Bank	77,310	140,397
Wells Fargo Bank, N.A.	68,907	157,029
BBVA Asset Management Continental S.A. Soc. Adm. Fondos (Perú)	67,054	39,791
Bank of Nova Scotia	66,775	65,442
Corporación Andina de Fomento	65,387	30,724
Corp. Financiera de Desarrollo S.A (Cofide)	57,199	10,407
Findeter S.A - Financiera del Desarrollo Territorial	56,794	49,528
Commerzbank A.G.	56,785	89,274
Ing Bank NV	44,977	16,965
Banco Crédito del Perú	44,505	31,031
Mizuho Corporate Bank	29,863	39,480
Interfondos S.A Sociedad Administradora de Fondos	27,776	19,906
BNP Paribas	26,604	39,480
Mercantil CA Banco Universal	19,691	17,395
Bancaribe Curacao Bank N.V.	13,560	13,831
Export Develpment Canada	10,533	30,724
Fondos SURA SAF S.A.C.	10,049	25,436
Cobank C.B.	9,475	9,108
Barclays Bank PLC London	8,982	—
Bayern Landesbank	7,529	11,245
Land Bank of Taiwan, (N.Y. Branch)	6,666	6,206
Bankia SA	6,304	—
Bank of Taiwan (L.A. Branch)	5,333	4,965
HSBC USA	5,270	15,362
Bank of China lt	4,898	4,609
China Construction Bank	4,845	14,133
Banco de Bogotá	4,465	4,118
Apple Bank for Saving	4,245	12,290
Deg Deutsche Investitions	2,939	21,410
Shanghai Commercial & Savings Bank	2,109	6,145
The Export-IM Apple Bank for Saving	1,641	6,145
Kookmin Bank of New York	7	12,324
Multibank Inc	—	9,222
Taiwan Cooperative Bank	—	9,384
Banco República	—	15,119
Uni Bank & Trust, Inc	—	4,916
Otros bancos	50,020	52,509
Subtotals	2,279,038	2,174,172
Totals	2,346,109	2,196,130

b.         Interbank borrowings by maturity are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	1,726,875	1,475,588
After 1 year but within 2 years	337,449	422,911
After 2 years but within 3 years	81,711	106,260
After 3 years but within 4 years	11,091	15,154
After 4 years but within 5 years	83,298	73,536
After 5 years	105,685	102,681
Totals	2,346,109	2,196,130

Note 19 - Debt Instruments Issued and Other Financial Liabilities

As of June 30, 2018 and December 31, 2017, the composition of debt instruments issued and other financial liabilities is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	60,326	67,938
Senior bonds	4,900,639	4,840,918
Subordinated bonds	1,060,042	1,041,182
Subtotals	6,021,007	5,950,038
Other financial liabilities
Public sector liabilities	—	—
Borrowings from local financial institutions	10,885	16,255
Foreign borrowings	—	811
Subtotals	10,885	17,066
Totals	6,031,892	5,967,104

Debts classified as short term are those that constitute demand obligations or will expire within a year. All other debts are classified as long-term. The detail is as follows:

	As of June 30, 2018
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	11,158	49,168	60,326
Senior bonds	216,509	4,684,130	4,900,639
Subordinated bonds	22,082	1,037,960	1,060,042
Debt instruments issued	249,749	5,771,258	6,021,007
Other financial liabilities	10,885	—	10,885

	As of December 31, 2017
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	12,260	55,678	67,938
Senior bonds	662,605	4,178,313	4,840,918
Subordinated bonds	—	1,041,182	1,041,182
Debt instruments issued	674,865	5,275,173	5,950,038
Other financial liabilities	17,066	—	17,066

Note 19 - Debt Instruments Issued and Other Financial Liabilities, continued

In the following tables additional information is provided, including maturities, for each type of debt issued as of June 30, 2018 and December 31, 2017.

a.         Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	11,158	12,260
After 1 year but within 2 years	8,614	9,965
After 2 years but within 3 years	7,820	8,114
After 3 years but within 4 years	6,940	7,554
After 4 years but within 5 years	6,454	6,952
After 5 years	19,340	23,093
Totals	60,326	67,938

b.         Senior bonds

Details of senior bonds, by currency, are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Ex Itau bonds in UF	1,287,671	1,272,498
Ex Itau bonds in CLP	—	27,868
Ex Corpbanca bonds in UF	2,344,182	1,985,703
Ex Corpbanca bonds in CLP	418,456	345,267
Ex Corpbanca bonds in USD	499,286	923,718
Itau Corpbanca Colombia bonds in COP	351,044	285,864
Totals	4,900,639	4,840,918

Detail of maturities for senior bonds is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	216,509	662,605
After 1 year but within 2 years	705,588	516,061
After 2 years but within 3 years	547,672	653,601
After 3 years but within 4 years	202,519	199,908
After 4 years but within 5 years	360,357	312,597
After 5 years	2,867,994	2,496,146
Totals	4,900,639	4,840,918

Note 19 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued during the six-month period ended June 30, 2018:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years and 4 months	3% annual	02-06-2018	07-01-2028
BCORAR0710	UF	2,450,000	11 years and 4 months	3% annual	02-21-2018	07-01-2029
BCORAR0710	UF	5,000,000	11 years and 4 months	3% annual	03-14-2018	07-01-2029
BCORAN0710	UF	2,000,000	7 years and 5 months	3% annual	06-05-2018	07-01-2025
Total		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years and 5 months	5% annual	04-13-2018	09-01-2022
Total		70,000,000,000

Senior bonds issued during the year ended December 31, 2017, are as follows:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAO0710	UF	2,900,000	9 years and 6 months	3% annual	01-03-2017	07-01-2026
BCORAP0710	UF	5,000,000	10 years and 6 months	3% annual	01-05-2017	07-01-2027
BCORAP0710	UF	5,000,000	10 years and 6 months	3% annual	01-10-2017	07-01-2027
BCORAQ0710	UF	3,000,000	11 years and 6 months	3% annual	01-16-2017	07-01-2028
BCORAQ0710	UF	4,000,000	11 years and 6 months	3% annual	01-20-2017	07-01-2028
BCORAQ0710	UF	3,000,000	11 years and 6 months	3% annual	01-25-2017	07-01-2028
BCORAP0710	UF	3,000,000	10 years and 5 months	3% annual	02-10-2017	07-01-2027
BCORAO0710	UF	100,000	9 years and 5 months	3% annual	02-16-2017	07-01-2026
BCORAK0710	UF	6,000,000	5 years and 3 months	3% annual	04-04-2017	07-01-2022
BCORAJ0710	UF	1,000,000	3 years and 9 months	3% annual	08-25-2017	07-01-2021
Total		33,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	30,000,000,000	5 years	5% annual	09-05-2017	09-01-2022
BCORBZ0914	CLP	100,000,000,000	6 years	5% annual	10-17-2017	09-01-2023
Total		130,000,000,000

Note 19 - Debt Instruments Issued and Other Financial Liabilities, continued

c.          Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Ex Itau bonds in UF	95,480	95,485
Ex Corpbanca bonds in CLP	773,284	766,086
Itau Corpbanca Colombia bonds in COP	191,278	179,611
Totals	1,060,042	1,041,182

Detail of maturities for subordinated bonds, is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	22,082	—
After 1 year but within 2 years	—	21,500
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	43,936	22,303
After 5 years	994,024	997,379
Totals	1,060,042	1,041,182

For the six-month period ended June 30, 2018 and for the year ended December 31, 2017 no issuance of subordinated bonds took place.

d.         Other financial obligations

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	—	811
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	811
Short-term financial liabilities
Amounts due to credit card transactions	10,885	16,255
Others	—	—
Totals short-term financial liabilities	10,885	16,255
Totals other financial liabilities	10,885	17,066

As of June 30, 2018 and December 31, 2017, the Bank has not incurred in any default in the payment of principal, interest or others in regards to debt instruments issued.

Note 20 - Provisions

Provisions disclosed in liabilities as of June 30, 2018 and December 31, 2017, present the following detail:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Provisions for personnel salaries and expenses	80,650	90,559
Provisions for mandatory dividends	30,209	17,234
Provisions for contingent loans risk (a)	74,552	64,941
Provisions for contingencies (b)	15,640	10,096
Provisions for country risk	6,413	6,860
Totals	207,464	189,690

(a)    Details of allowances for loan losses for contingent loans are disclosed in Note 22, letter b).

(b) As of December 31, 2017, the amount includes a release of MCh$21,765, according to a decision of the Supreme Court dated May 9, 2017, which void all the fines paid to the SBIF, which were recorded, according to the instructions of that Superintendency, in the results of the Corpbanca for the year ended December 31, 2015. For additional information see Note 22.

Note 21 - Other liabilities

As of June 30, 2018 and December 31, 2017, the composition of this item is as follows:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Accounts and notes payable (1)	399,139	348,036
Dividends payable	279	703
Unearned income	6,837	7,850
Payables due to brokerage transactions	31,355	21,933
Collateral for financial transactions (threshold)	97,835	79,589
Other liabilities	17,937	5,321
Totals	553,382	463,432

(1)    Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.

Note 22 - Contingencies, Commitments, and Responsibilities

a)        Lawsuits and Legal Proceedings

As of the date of issuance of these Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the foregoing, provisions for MCh$1,032 and MCh$1,191 as of June 30, 2018 and December 31, 2017, respectively are recorded in Consolidated Statement of Financial.

Lawsuit of Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Lade e Itaú Corpbanca Colombia, the latter as nominal defendant, alleging certain breaches of the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In its lawsuit, Helm LLC seeks, among other things, compensation that would correspond to the value it estimates and claims in exchange for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017 the defendants answered to the complaint of Helm LLC, rejecting their claims in full. Moreover, Itaú Corpbanca and CorpGroup Holding Inversiones Ltda. filed a counterclaim against Helm LLC for breach of the SHA, according to which they request the court, among other things, to declare the termination of the aforementioned SHA.

On April 19, 2017, Helm LLC answered such counterclaim. The arbitration procedure has continued in accordance with the judicial proceedings and the evidentiary period is expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the applicable legislation.

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$33,048 as of June 30, 2018 and MCh$36,309 as of December 31, 2017.  However, in Management’s opinion based on reports from the Legal Division as of year-end 2017 and 2016, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Financial Statements

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings totaling 186 cases,95 of them are related to banking transactions, and the remaining ones (91) derive from the ownership of leased assets. Such claims amount, in the aggregate, to MCh$15,887 as of June 30, 2018 (MCh$13,748 as of December, 2018). The likelihood of loss is considered possible in 10 of them, remote in 141 and probable in 35. Based on this evaluation, the Bank has recorded a provision of MCh$1,085 as of June 30, 2018 (MCh$977 as of December 31, 2017).  The Bank’s provisions for labor proceedings amount to MCh$1,162 as of June 30, 2018 (MCh$865 as of December 31, 2017).  The outstanding labor proceedings are 196, the claims of which amounted to MCh$2,829. The likelihood of loss is considered possible in 61 of them and remote in 135.

Note 22 - Contingencies, Commitments, and Responsibilities, continued

Recovery of fine for exceeding credit margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined Corpbanca MCh$21,765 for violations of credit margins established in articles 84-1 and 85 of the Chilean General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards.  On January 18, 2016, Corpbanca filed an appeal with the Santiago Court of Appeals to challenge the fine in accordance with the GBL.  On August 31, 2016, the Court of Appeals ruled in favor of Corpbanca and rendered all fines null and void.  Five business days thereafter, the SBIF filed an appeal complaining against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed such appeal filed by the SBIF disagreeing with the aforementioned final ruling issued by the Santiago Court of Appeals. Therefore, the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring the fines unlawful.

As previously reported, the aforementioned fines were recognized as an expense in the result of the 2015 fiscal year. Pursuant to this decision of the Supreme Court, the reverse of such expense and the other corresponding financial effects (See Note 20) was recorded in due course.

b.         SBIF Ruling

Through a resolution dated June 30, 2017, served to Itaú Corpbanca (the “Bank”) on July 17, 2017, the Chilean Superintendence of Banks and Financial Institutions (“SBIF”) resolved, among other matters, the continuation of the administrative proceeding against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., the same transactions which were the basis for the fines rendered null and void  by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion against that resolution for considering it against the law, among other reasons, because there is no administrative proceeding in existence to be continued by the SBIF against the Bank, as resolved by the Santiago Court of Appeals and by Chilean Supreme Court, which dismissed the complaint filed by the SBIF against that resolution.  In accordance with a resolution dated July 24, 2017, the SBIF dismissed the aforementioned motion, claiming that the proceeding is in the investigation stage and that the Bank is not formally a party to any administrative proceedings.

On October 23, 2017, the Bank received a communication from the SBIF, filing charges against Itaú Corpbanca for the same operations mentioned above.  The Bank has the conviction that this administrative procedure is not in accordance with the applicable law and the Bank will exercise the defenses granted by the law to that extent. On November 22, 2017, the Bank filed its response with the SBIF.  At present the administrative proceeding brought by the SBIF is undergoing the evidentiary stage.

Note 22 - Contingencies, Commitments, and Responsibilities, continued

b)        Contingent loans and provisions

The following table contains the amounts for which the Bank and its Subsidiaries are contractually obliged to grant loans together with the relevant provisions for loan losses:

	Contingent loans		Allowances
	As of June 30, 2018	As of December 31, 2017	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	339,925	262,924	3,007	2,749
Confirmed foreign letters of credit	—	3,824	—	31
Letters of credit issued	131,613	88,940	400	303
Documented guarantees	1,174,457	1,286,807	8,616	7,867
Available on demand credit lines	2,405,071	2,349,626	11,460	11,831
Other credit commitments	1,391,837	1,299,494	51,069	42,160
Totals	5,442,903	5,291,615	74,552	64,941

c)         Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Third party operations
Collections	18,958	26,143
Transferred financial assets managed by the Bank	999,618	997,530
Third party funds under management	2,476,391	2,215,038
Subtotals	3,494,967	3,238,711
Custody of securities
Securities held in custody	6,870,295	8,675,906
Securities held in custody deposited in other entities	549,848	549,848
Securities issued by the Bank held in custody	171,906	163,713
Subtotals	7,592,049	9,389,467
Commitments
Others	—	—
Subtotals	—	—
Totals	11,087,016	12,628,178

Note 22 - Contingencies, Commitments, and Responsibilities, continued

d)        Guarantees, Contingencies and Other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Comisión para el Mercado Financiero(Ex- Superintendencia de Valores y Seguros or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	4/15/2018	4/14/2019	60,000 and 500	Itaú Corredores de Seguros S.A

Itaú Corpbanca Corredores de Bolsa S.A.

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions.  The detail of the bank guarantee certificate is as follows.

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca	4/22/2018	4/22/2019	16,000	Bolsa Electronica de Chile
Mapfre Compañía de Seguros S.A.	4/22/2018	4/22/2019	4,000	Bolsa de Comercio de Santiago

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange.  Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orion Seguros Generales S.A.	4/30/2018	6/21/2019	5,000 and 10,000	Bolsa Electronica de Chile

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$15,402.

As of June 30, 2018, this subsidiary is under guarantee with CCLV, Contraparte Central S.A. in cash for MCh$4,642.

The Company granted a bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the bank guarantee certificate is as follows.

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca	6/21/2018	6/21/2019	10,000	Itaú Corpbanca

Note 22 - Contingencies, Commitments, and Responsibilities, continued

Itaú Chile Administradora General de Fondos S.A.

On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took a documented guarantee at Banco Santander Chile, at sight, for MCh$399 equivalent to UF15,000 in favor of the Production Development Corporation to ensure CORFO the faithful fulfillment of CORFO’s portfolio management contract, its Committees and Funds, and the payment of labor and social obligations with the workers of the contracting party. Its expiration date is August 31, 2021.

On August 14, 2017, Corpbanca Administradora General de Fondos S.A. replaced the documented guarantee in Banco Santander Chile, at sight for MCh$14, equivalent to UF500, originally issued on June 6, 2017, in favor of the Production Development Corporation to ensure CORFO’s faithful and timely compliance of the obligations of the Portfolio Management contract, its Committees and Funds, and the payment of labor and social obligations with the contracting party’s employees, its expiration date is August 30, 2021.

During the year 2018, the Company has contracted Guaranty Boards in Itaú Corpbanca, for the funds it manages in order to guarantee the faithful fulfillment of the obligations of the Administrator, for the administration of the funds of third parties and the indemnification of the damages that of their non-observance result in accordance with the provisions of articles N° 226 and N° 227 of Law N° 18,045, per UF1,123,569 as of June 30, 2018.

Note 23 - Equity

a.                  Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of June 30, 2018 and December 31, 2017, the Bank has a capital for the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value. The movements are as follows:

Shares
	As of June 30, 2018	As of December 31, 2017
	(Number)	(Number)
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Totals	512,406,760,091	512,406,760,091

During the six-month period ended June 30, 2018 and the year ended December 31, 2017, there were no transactions to buy and sell shares of own issuance.

List of major shareholders

The shareholders list as of June 30, 2018 and December 31, 2017, is as follows:

	Shares
	As of June 30, 2018		As of December 31, 2017
Company name or shareholder name	Number of shares	Ownership %	Number of shares	Ownership %
Itau Unibanco	184,756,488,453	36.06%	184,756,488,453	36.06%
Itau Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%

Saieh Family	157,046,095,628	30.65%	157,046,095,628	30.65%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañia Inmobiliaria y de Inversiones Saga SpA (1)	20,918,245,555	4.08%	20,918,245,555	4.08%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Stock brokers	55,791,614,655	10.89%	53,400,666,996	10.89%
ADR holders and foreign investors	42,838,887,354	8.36%	50,064,467,904	8.36%
Asset management companies	17,778,018,941	3.47%	16,892,054,779	3.47%
Santo Domingo Group	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance companies	5,220,388,512	1.02%	5,212,338,243	1.02%
Pension funds management companies	3,981,075,117	0.78%	944,399,401	0.78%
Other minority shareholders	18,159,189,540	3.53%	17,255,246,796	3.53%

Totals	512,406,760,091	100%	512,406,760,091	100%

(1) Includes 182,125,023 shares in custody of a third party.

Note 23 - Equity, continued

b.         Dividends

At the Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute profits for MCh$22,979 representing 40% of the profits for 2017 and at an Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2017, the shareholders agreed to distribute profits for MCh$618, representing 30% of the 2016 profits.

	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2017 (Shareholders’ Meeting March 2018)	57,447	34,468	22,979	40%	512,406,760,091	0.04485
Year 2016 (Shareholders’ Meeting March 2017)	2,059	1,441	618	30%	512,406,760,091	0.00121

As of December 31, 2017, June 30, 2018 and June 30, 2017, the basic earnings and diluted earnings are as follows:

	As of June 30, 2018		As of December 31, 2017		As of June 30, 2017
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Basic earnings and diluted earnings	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period	—	100,697	—	57,447	—	89,021
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)		0.197		0.112		0.174
Diluted earnings per share
Net income for the period	—	100,697	—	57,447	—	89,021
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407		512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)		0.197		0.112		0.174

During the six-month period ended June 30, 2018 and the year ended December 31, 2017, there were no dilutive effects.

c.          Valuation accounts

Fair Value Reserve: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserve: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Cash Flow Hedge Reserve:  It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Foreign Investment Accounting Hedge Reserve:  Corresponds to adjustments for hedges of net investments in foreign operations.

Defined Benefit Obligation Reserve:  This includes the effects of complying with IAS 19 “Employees Benefit”.

Note 23 - Equity, continued

The following are the equity effects and income taxes for the six-period ended June 30, 2018 and the year ended December 31, 2017:

	As of June 30, 2018
	Available for sale investments	Net investment in foreign operations hedges	Cash flow hedges	Exchange differences	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382
Effects for the period	(4,179)	(1,599)	(50,695)	57,733	(232)	1,028
Balances as of June 30, 2018	12,413	(7,329)	14,046	248	(2,968)	16,410

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(4,937)	1,389	(17,287)	—	718	(20,117)
Effects for the period	454	432	13,965	—	61	14,912
Balances as of June 30, 2018	(4,483)	1,821	(3,322)	—	779	(5,205)

Net balances as of June 30, 2018	7,930	(5,508)	10,724	248	(2,189)	11,205

	As of December 31, 2017
	Available for sale investments	Net investment in foreign operations hedges	Cash flow hedges	Exchange differences	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2017	10,372	(5,603)	14,917	2,380	(2,598)	19,468
Effects for the year	6,220	(127)	49,824	(59,865)	(138)	(4,086)
Balances as of December 31, 2017	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2017	(2,764)	1,345	(3,219)	—	722	(3,916)
Effects for the year	(2,173)	44	(14,068)	—	(4)	(16,201)
Balances as of December 31, 2017	(4,937)	1,389	(17,287)	—	718	(20,117)

Net balances as of December 31, 2017	11,655	(4,341)	47,454	(57,485)	(2,018)	(4,735)

d.         Reserves

This item corresponds to Other Reserves not from profits corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca of MCh$839,120 as of June 30, 2018 (MCh$843,097 as of December 31, 2017) and Reserves from Banco Itaú Chile  before the business combination for MCh$451,011 as of June 30, 2018 and December 31, 2017.

e.          Retained earnings from prior fiscal years:

Corresponds to profits for the years ended December 31, 2016 and 2017 not distributed to shareholders for a total of MCh$35,909.

Note 23 - Equity, continued

f.           Non-controlling interest:

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the part that has been attributed to the result of the fiscal year. The participation of the non-controlling interest in the equity and the results of the subsidiary are shown below:

As of June 30, 2018

				Other comprehensive income (loss)
	Non-controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges	Cash flow hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
Subsidiary	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itau Corredor de Seguro Colombia S.A.	20.00%	397	(15)	—	—	—	—	—	—	—	(15)
Banco Itau Corpbanca Colombia S.A. and subsidiaries	33.72%	226,579	650	(117)	(1,247)	17,113	639	—	7	16,395	17,045
Itau Corredores de Seguros S.A.	0.01%	6	3	—	—	—	—	—	—	—	2
Itau Administradora General de Fondos S.A.	0.01%	1	—	—	—	—	—	—	—	—	—
Itau Corpbanca Corredores de Bolsa S.A	0.01%	4	—	—	—	—	—	—	—	—	—
		226,987	638							16,395	17,033

As of December 31, 2017

				Other comprehensive income (loss)
	Non-controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges	Cash flow hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
Subsidiary	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itau Corredor de Seguro Colombia S.A.	20.00%	380	(5)	—	—	—	—	—	—	—	(5)
Banco Itau Corpbanca Colombia S.A. and subsidiaries	33.72%	209,557	(4,138)	(70)	3,746	(18,437)	(627)	—	(1,305)	(16,693)	(20,831)
Itau Corredores de Seguros S.A.	0.10%	12	10	—	—	—	—	—	—	—	10
Itau Administradora General de Fondos S.A.	0.01%	1	—	—	—	—	—	—	—	—	—
Itau Corpbanca Corredores de Bolsa S.A	0.01%	4	—	—	—	—	—	—	—	—	—
		209,954	(4,133)							(16,693)	(20,826)

The following table shows the non-controlling interest movement for the six-month period ended June 30, 2018 and for the year December 31, 2017:

	2018	2017
	MCh$	MCh$
Opening balances	209,954	230,780
Comprehensive income (loss) for the period/year	17,033	(20,826)
Ending balances	226,987	209,954

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

Entity Name	Country	Ownership percentage	Non-controlling interest	Main business
Itau Corpbanca Colombia S.A. and subsidiaries	Colombia	66.28%	33.72%	Banking

Note 23 - Equity, continued

The information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	As of June 30, 2018	As of December 31, 2017
Summary of Statements of Financial Position	MCh$	MCh$

Current assets	4,948,044	4,562,751
Current liabilities	(4,108,306)	(3,939,178)
Net current assets (liabilities)	839,738	623,573

Non-current assets	1,853,184	1,690,890
Non-current liabilities	(2,021,065)	(1,692,197)
Net non-current assets (liabilities)	(167,881)	(1,307)

Total net assets (liabilities)	671,857	622,266
Accumulated non-controlling interest	226,579	209,557

	For the six-month periods ended June 30,
	2018	2017
Summary of Statements of Income	MCh$	MCh$

Interest income	267,336	295,934
Income (loss) for the period	1,946	(1,801)
Non-controlling interest income (loss)	650	(607)

	For the six-month periods ended June 30,
	2018	2017
Summary of Statements of Cash Flows	MCh$	MCh$

Net cash flows provided by (used in) operating activities	163,092	57,517
Net cash flows provided by (used in) investing activities	(149,871)	(32,685)
Net cash flows provided by (used in) financing activities	13,839	(14,454)
Net increase (decrease) in cash flows	27,060	10,378

g.         Consolidated Comprehensive Income for the period

	For the six-month periods ended June 30,
	2018			2017
	Equity holders of the Bank	Non-controlling interest	Totals	Equity holders of the Bank	Non-controlling interest	Totals
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income (loss) for the period	100,697	638	101,335	89,021	(583)	88,438

Other comprehensive income (loss) before income taxes
Available for sale investments	(4,179)	(1,247)	(5,426)	4,056	2,798	6,854
Net investment in foreign operations hedges	(50,695)	639	(50,056)	11,198	(1,190)	10,008
Cash flow hedges	(1,599)	—	(1,599)	6,922	—	6,922
Exchange differences	57,733	17,113	74,846	(16,806)	(5,838)	(22,644)
Defined benefits obligations	(232)	(117)	(349)	(1,115)	(567)	(1,682)
Totals	1,028	16,388	17,416	4,255	(4,797)	(542)
Income taxes
Available for sale investments	454	8	462	(957)	(679)	(1,636)
Net investment in foreign operations hedges	13,965	(32)	13,933	(2,604)	432	(2,172)
Cash flow hedges	432	—	432	(1,765)	—	(1,765)
Defined benefits obligations	61	31	92	372	188	560
Totals	14,912	7	14,919	(4,954)	(59)	(5,013)
Comprehensive income (loss) for the period	116,637	17,033	133,670	88,322	(5,439)	82,883

Note 24 - Interest Income and Interest Expense

This item comprises interest accrued in the period by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effect from accounting hedges, which are part of the interest income and expenses included in the Interim Consolidated Statement of Income for the period.

a.         The composition of interest income, including the effect related to hedge accounting, for the three and six-month periods ended June 30, 2018 and 2017, is as follows:

	For the three-month periods ended June 30,
	2018				2017
	Interest	Inflation adjustments	Prepayment fees	Totals	Interest	Inflation adjustments	Prepayment fees	Totals
Interest income	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	1,184	(7)	—	1,177	1,324	—	—	1,324
Interbank loans	1,302	—	—	1,302	1,360	—	—	1,360
Commercial loans	194,248	28,193	618	223,059	221,001	29,442	419	250,862
Mortgage loans	47,460	26,021	226	73,707	46,847	24,517	1	71,365
Consumer loans	92,355	(119)	667	92,903	90,278	102	481	90,861
Financial investments	28,223	5,136	—	33,359	17,580	2,581	—	20,161
Other interest income	1,976	4,349	—	6,325	2,648	20	—	2,668
Gain (loss) from hedge accounting	(3,529)	—	—	(3,529)	(2,200)	—	—	(2,200)
Totals	363,219	63,573	1,511	428,303	378,838	56,662	901	436,401

	For the six-month periods ended June 30,
	2018				2017
	Interest	Inflation adjustments	Prepayment fees	Totals	Interest	Inflation adjustments	Prepayment fees	Totals
Interest income	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	2,064	(3)	—	2,061	4,039	—	—	4,039
Interbank loans	2,052	—	—	2,052	3,474	—	—	3,474
Commercial loans	385,229	53,220	1,893	440,342	447,014	48,292	803	496,109
Mortgage loans	93,797	48,784	455	143,036	93,355	40,221	4	133,580
Consumer loans	182,823	146	1,201	184,170	179,029	39	833	179,901
Financial investments	53,005	10,873	—	63,878	31,730	3,862	—	35,592
Other interest income	4,046	4,365	—	8,411	4,809	36	—	4,845
Gain (loss) from hedge accounting	(6,104)	—	—	(6,104)	(2,631)	—	—	(2,631)
Totals	716,912	117,385	3,549	837,846	760,819	92,450	1,640	854,909

Note 24- Interest Income and Interest Expense, continue

b.         Details of interest expenses for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,
	2018			2017
	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
Interest expense	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(12,058)	(41)	(12,099)	(20,452)	(67)	(20,519)
Obligations under repurchase agreements	(6,891)	—	(6,891)	(7,270)	—	(7,270)
Time deposits and other time liabilities	(93,633)	(3,834)	(97,467)	(108,146)	(7,515)	(115,661)
Interbank borrowings	(16,375)	(47)	(16,422)	(12,356)	—	(12,356)
Debt instruments issued	(49,382)	(31,243)	(80,625)	(54,376)	(32,269)	(86,645)
Other financial liabilities	(162)	—	(162)	(10)	—	(10)
Other Interest expense	(166)	(1,164)	(1,330)	(156)	(980)	(1,136)
Gain (loss) from hedge accounting	2,027	—	2,027	3,664	—	3,664
Totals	(176,640)	(36,329)	(212,969)	(199,102)	(40,831)	(239,933)

	For the six-month periods ended June 30,
	2018			2017
	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
Interest expense	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(24,305)	(79)	(24,384)	(40,091)	(105)	(40,196)
Obligations under repurchase agreements	(14,062)	—	(14,062)	(15,638)	—	(15,638)
Time deposits and other time liabilities	(188,278)	(8,307)	(196,585)	(226,578)	(12,077)	(238,655)
Interbank borrowings	(32,778)	(124)	(32,902)	(22,934)	—	(22,934)
Debt instruments issued	(97,163)	(57,392)	(154,555)	(106,709)	(52,417)	(159,126)
Other financial liabilities	(265)	—	(265)	(57)	—	(57)
Other Interest expense	(362)	(2,230)	(2,592)	(338)	(1,284)	(1,622)
Gain (loss) from hedge accounting	(100)	—	(100)	(2,671)	—	(2,671)
Totals	(357,313)	(68,132)	(425,445)	(415,016)	(65,883)	(480,899)

For purposes of the Statement of Cash Flows, the net amount of interest and adjustments for six-month periods ended June 30, 2018 is MCh$412,401 (MCh$374,010 as of June 30, 2017).

Note 25 - Fee and Commission Income and Expense

a)                 Fee and commission income

This item comprises the amount of all commissions accrued and paid in the period that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items is as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
income for commissions	MCh$	MCh$	MCh$	MCh$
commissions on lines of credit and overdrafts	2,837	647	4,455	1,596
commissions on guarantees and letters of credit	3,294	3,456	6,621	6,926
commissions on credit card services	18,176	16,794	36,148	32,495
commissions on account administration	1,946	3,175	4,352	6,407
commissions on collections, billings and payments	4,893	6,375	10,027	13,446
commissions on brokerage and management of securities	2,864	2,831	5,545	5,947
commissions on investments in mutual funds and others	6,142	6,734	12,190	13,407
Insurance brokerage fees	9,213	6,272	18,218	12,482
Financial advisory	947	1,138	5,894	3,050
commissions on student loan credits	1,273	1,152	2,535	2,304
Commissions on loan transactions	108	469	434	831
Commissions on mortgage loans	411	284	810	534
Other fees for rendered services	2,647	1,715	4,606	5,626
Other commissions earned	1,133	643	1,971	1,698
Total	55,884	51,685	113,806	106,749

b)                 Fee and commission expenses

This item includes expenses for commissions accrued during the period, according to the following detail:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
Fee and commission expense	MCh$	MCh$	MCh$	MCh$
Compensation for card operation	(8,960)	(3,998)	(17,587)	(12,908)
Fees and commissions for securities transactions	(622)	(1,258)	(1,589)	(2,335)
Commissions paid for foreign trade transactions	(606)	(260)	(1,111)	(484)
Commissions paid for customer loyalty program benefits	(748)	(751)	(1,363)	(1,478)
Commissions paid for services to customers management	(922)	(616)	(1,568)	(1,283)
Other commissions paid	(611)	(380)	(1,387)	(1,738)
Totals	(12,469)	(7,263)	(24,605)	(20,226)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”.

Note 26 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Trading investments	(1,815)	10,896	(478)	30,965
Financial derivative contracts (trading)	85,990	25,377	46,412	12,889
Sale of loans and accounts receivable from customers	818	1,693	865	1,709
Available for sale investments	6,563	3,690	10,819	7,945
Others	(1,334)	254	817	1,259
Totals	90,222	41,910	58,435	54,767

Note 27 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gain (losses) details are as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Net foreign currency exchange positions gain (loss)	(54,505)	11,901	4,312	30,588
Other foreign currency exchange gains (losses)	885	661	1,692	1,055
Subtotals	(53,620)	12,562	6,004	31,643
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	62	4	43	(4)
Adjustments for investment instruments	273	10	105	(64)
Adjustments for other assets	18	—	14	—
Adjustments for other liabilities	(576)	(62)	(335)	151
Net gain (loss) from hedge accounting	34,912	(14,492)	23,112	(18,366)
Subtotals	34,689	(14,540)	22,939	(18,283)
Totals	(18,931)	(1,978)	28,943	13,360

Note 28 - Provision for Loan Losses

The movement registered in income for the period related to allowances and impairment due to credit risk, for the three and six-month periods ended June 30, 2018 and 2017, is summarized as follows:

	For the three-month periods ended June 30, 2018
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(77)	(58,714)	—	—	(19,723)	—	—	(78,514)
Collectively assessed	—	(24,556)	(16,432)	(89,465)	(151)	—	—	(130,604)
Income (loss) for provisions established	(77)	(83,270)	(16,432)	(89,465)	(19,874)	—	—	(209,118	)(*)
Provisions released
Individually assessed	43	39,690	—	—	5,357	—	—	45,090
Collectively assessed	—	16,230	14,300	52,480	383	—	—	83,393
Income (loss) for provisions released	43	55,920	14,300	52,480	5,740	—	—	128,483	(*)
Recovery of loans previously charged-off	—	5,744	1,063	6,575	—	—	—	13,382
Net charge to income	(34)	(21,606)	(1,069)	(30,410)	(14,134)	—	—	(67,253)

	For the three-month periods ended June 30, 2017
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(195)	(72,237)	—	—	(3,755)	—	—	(76,187)
Collectively assessed	—	(24,718)	(11,634)	(60,053)	(32)	—	—	(96,437)
Income (loss) for provisions established	(195)	(96,955)	(11,634)	(60,053)	(3,787)	—	—	(172,624	)(*)
Provisions released
Individually assessed	(9)	43,701	—	—	1,368	—	—	45,060
Collectively assessed	—	11,119	10,924	25,359	216	—	—	47,618
Income (loss) for provisions released	(9)	54,820	10,924	25,359	1,584	—	—	92,678	(*)
Recovery of loans previously charged-off	—	3,539	685	4,171	—	—	—	8,395
Net charge to income	(204)	(38,596)	(25)	(30,523)	(2,203)	—	—	(71,551)

	For the six-month periods ended June 30, 2018
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(130)	(85,209)	—	—	(21,687)	—	—	(107,026)
Collectively assessed	—	(37,240)	(23,314)	(157,026)	(368)	—	—	(217,948)
Income (loss) for provisions established	(130)	(122,449)	(23,314)	(157,026)	(22,055)	—	—	(324,974	)(*)
Provisions released
Individually assessed	56	63,500	—	—	6,963	—	—	70,519
Collectively assessed	—	19,652	18,415	74,176	643	—	—	112,886
Income (loss) for provisions released	56	83,152	18,415	74,176	7,606	—	—	183,405	(*)
Recovery of loans previously charged-off		9,099	1,475	11,255	—	—	—	21,829
Net charge to income	(74)	(30,198)	(3,424)	(71,595)	(14,449)	—	—	(119,740)

	For the six-month periods ended June 30, 2017
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(272)	(170,811)	—	—	(8,086)	—	—	(179,169)
Collectively assessed	—	(35,167)	(16,521)	(113,904)	(381)	—	—	(165,973)
Income (loss) for provisions established	(272)	(205,978)	(16,521)	(113,904)	(8,467)	—	—	(345,142	)(*)
Provisions released
Individually assessed	92	119,545	—	—	5,130	—	—	124,767
Collectively assessed	—	13,893	13,149	41,742	417	—	—	69,201
Income (loss) for provisions released	92	133,438	13,149	41,742	5,547	—	—	193,968	(*)
Recovery of loans previously charged-off	—	5,977	1,035	7,931	—	—	—	14,943
Net charge to income	(180)	(66,563)	(2,337)	(64,231)	(2,920)	—	—	(136,231)

(*) The amounts in the Interim Consolidated Statements of Cash Flows for the period are as follows:

	For the six-month periods ended June 30,
	2018	2017
	MCh$	MCh$
Charge to income for provisions established	324,974	345,142
Credit to income for provisions applied	(183,405)	(193,968)
Totals	141,569	151,174

Note 29 - Personnel Salaries and Expenses

Personnel salaries and expenses for the three and six-month periods ended June 30, 2018 and 2017, are broken down as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Personnel compensation	(44,503)	(44,405)	(86,388)	(86,340)
Bonuses or gratifications	(18,157)	(19,372)	(36,292)	(35,980)
Seniority compensation	(1,591)	(3,452)	(5,336)	(6,200)
Training expenses	(243)	(411)	(451)	(665)
Life and health insurance	(898)	(1,482)	(1,800)	(2,038)
Other personnel expenses	(4,010)	(3,932)	(9,784)	(9,281)
Totals	(69,402)	(73,054)	(140,051)	(140,504)

Note 30 - Administrative Expenses

For the three and six-month periods ended June 30, 2018 and 2017, the composition of this item is as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Maintenance and repair of fixed assets	(7,613)	(10,781)	(15,243)	(19,448)
Office lease	(8,394)	(9,673)	(17,662)	(18,749)
Equipment lease	(695)	(693)	(1,326)	(1,323)
Insurance payments	(5,139)	(6,077)	(10,678)	(11,302)
Office supplies	(572)	(541)	(983)	(797)
IT and communications expenses	(10,102)	(9,174)	(22,836)	(16,074)
Utilities and other services	(998)	(1,120)	(2,014)	(2,377)
Security and transportation of securities services	(1,633)	(1,239)	(2,752)	(2,686)
Representation and personnel travel expenses	(742)	(899)	(1,770)	(1,480)
Legal and notarial expenses	(4,714)	(1,178)	(7,917)	(3,559)
Technical report fees	(2,924)	(3,107)	(5,857)	(5,833)
Professional services fees	(536)	(622)	(1,019)	(1,183)
ATM maintenance and management services	(395)	(1,012)	(1,477)	(2,862)
Temporary external services	(277)	(466)	(277)	(796)
Postage and mailing expenses	(171)	(333)	(765)	(663)
Internal events	(238)	(477)	(399)	(621)
Donations	—	(329)	—	(413)
Other services	(1,126)	(3,573)	(2,830)	(6,789)
Miscellaneous contributions	(15)	(15)	(31)	(31)
Credit card management services	(917)	(1,443)	(1,656)	(3,169)
Other administrative expenses	(3,351)	(2,067)	(6,976)	(4,510)
Subtotals	(50,552)	(54,819)	(104,468)	(104,665)
Outsourced services	(5,928)	(6,552)	(12,645)	(13,384)
Data processing	(3,378)	(3,725)	(7,402)	(7,986)
Products sales	(242)	(179)	(459)	(325)
Others	(2,308)	(2,648)	(4,784)	(5,073)
Board expenses	(384)	(290)	(722)	(670)
Board of directors compensation	(384)	(290)	(722)	(670)
Marketing and advertising expenses	(3,057)	(2,170)	(6,219)	(5,110)
Taxes and contributions	(10,213)	(10,874)	(20,234)	(22,635)
Real estate contributions	(126)	(294)	(203)	(336)
Patents	(218)	(164)	(589)	(851)
Other taxes (*)	(7,884)	(8,403)	(15,448)	(17,423)
Contributions to SBIF	(1,985)	(2,013)	(3,994)	(4,025)
Totals	(70,134)	(74,705)	(144,288)	(146,464)

(*) These amounts primarily correspond to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Note 31 - Depreciation, Amortization, and Impairment

a.         Depreciation and amortization expenses charged to income, for the three and six-month periods ended June 30, 2018 and 2017 were as follows:

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2018	2017	2018	2017
Depreciation and amortization	Note	MCh$	MCh$	MCh$	MCh$
Depreciation of fixed assets	14	(5,147)	(4,805)	(9,834)	(9,318)
Amortization of intangible assets	13	(15,961)	(16,021)	(31,257)	(31,706)
Totals		(21,108)	(20,826)	(41,091)	(41,024)

b.         Impairment:

During the three and six-month periods ended June 30, 2018 and 2017, the Bank did not have events that require the recognition of impairment losses in the Interim Consolidated Statements of Income for the period.

At the end of each reporting period, the Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile and CGU Colombia. These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

a)             Financial assets

Itaú Corpbanca and its subsidiaries evaluate at the end of each reporting period if there is objective evidence of impairment for any financial asset or a group of financial assets. A financial asset or group of assets is considered impaired in its value only if there is objective evidence of impairment of that value as a result of one or more events that occurred after the initial recognition of the asset, and provided the event that causes the loss has an impact on the estimated future cash flows of the financial asset or group of financial assets, and, that impact can be reliably estimated. Evidence of a decrease in value could include, among others, indications such as that the debtors or a group of debtors are undergoing significant financial difficulties, the default or delay in debt payments of principal or interest, the probability that they may be declared in bankruptcy or take another form of financial reorganization, or any observable data that indicate the existence of a possible measurable decrease in the estimated future cash flows.

b)             Non-financial assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 “Impairment of assets”, are reviewed regularly or at least as of the end of each reporting period to determine whether there are any impairment indications. If there are such indications, then the recoverable amount for the asset is estimated. The recoverable amount of an asset is the higher value between the fair value less the costs of sale, either of an asset or a cash generating unit (CGU), and its value in use. This recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows of other assets or group of assets.

Note 31 - Depreciation, Amortization, and Impairment, continued

This activity also includes the annual verification of the impairment of each intangible asset with an indefinite useful life, as well as intangible assets that are not ready for use, comparing their carrying amount to their recoverable amount. This impairment test may be carried out at any time within the annual period, provided that it is carried out on the same date each year, in accordance with the provisions of IAS 36. The impairment verification of the different intangible assets may be carried out on different dates. However, if intangible assets have been initially recognized during the current annual period, they will be tested for impairment before the end of it.

Goodwill impairment test is determined by evaluating the recoverable amount of each CGU or CGU group to which it relates. When the CGU recoverable amount is less than its carrying amount, an impairment loss is recognized; the goodwill acquired (generated) in a business combination will be allocated to each of the CGUs or CGU group of the acquiring entity, which is expected to benefit from the synergies of the business combination, regardless of other assets or liabilities of the acquired entity be assigned to those units or groups of units. Impairment losses related to goodwill may not be reversed in future periods.

When assessing whether there is any indication that the value of an asset may have been impaired, an entity shall consider, at least, the following.

External sources of information:

a)             Significant decrease in the market value of the asset which decreased during the period significantly more than what it would be expected as a result of the passage of time or its regular use.

b)             Adverse legal, economic, technological or market environmental conditions.

c)              Increase in interest rates.

d)             Equity market value lower than equity book value.

Impairment indicators from internal sources of information:

a)             Evidence of obsolescence or physical deterioration of an asset.

b)             Plans for discontinuation or restructuring of the operation to which the asset belongs, plans to dispose of the asset before the expected date, and the reconsideration as finite of the useful life of an asset, instead of indefinite.

c)              Decrease or expectations of decrease in asset performance.

Upon the objective evidence of impairment, the carrying amount of an asset will be decreased to its recoverable amount if, and only if, this recoverable amount is lower than the carrying amount. This reduction is a loss due to impairment.

The impairment loss is recognized immediately in the profit or loss for the period, unless the asset is accounted for by its reassessed value in accordance with another standard. Any impairment loss on the revalued assets will be treated as a decrease in the revaluation made in accordance with such other standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it relates, the entity recognizes a liability if, and only if, it is bound to do so by another regulation. After the recognition of an impairment loss, the asset depreciation charges shall be adjusted in future periods, in order to distribute the revised carrying amount of the asset, less its potential residual value systematically throughout its remaining useful life.

If an impairment loss is recognized, the related deferred tax assets and liabilities will be also determined by comparing the revised carrying amount of the asset with its tax base in accordance with IAS 12 “Income Taxes”.

Note 32 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officers or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.                  Loans granted to related parties

Loans granted to related parties as of June 30, 2018 and December 31, 2017 are as follows:

	As of June 30, 2018			As of December 31, 2017
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	156,355	74,793	4,483	113,202	79,715	3,730
Mortgage loans	—	—	20,556	—	—	19,273
Consumer loans	—	—	5,490	—	—	5,081
Gross loans and accounts receivable from customers	156,355	74,793	30,529	113,202	79,715	28,084
Allowance for loan losses	(946)	(1,332)	(104)	(1,627)	(5,252)	(96)
Net loans and accounts receivable from customers	155,409	73,461	30,425	111,575	74,463	27,988
Contingent loans	10,858	21,628	9,371	13,039	13,658	7,990
Provisions for contingent loans	(16)	(310)	(12)	(35)	(298)	(11)
Net contingent loans	10,842	21,318	9,359	13,004	13,360	7,979

Note 32 - Related Party Transactions, continued

b.                  Other transactions with Related Parties

As of June 30, 2018 and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017, the Bank entered into the following transactions with related parties:

		As of June 30, 2018			As of December 31, 2017	For the six-month periods ended June 30, 2017
		Balances receivable	Effect on income		Balances receivable	Effect on income
		(payable)	Income	Expense	(payable)	Income	Expense
Corporate name	Description	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	1,642	—	—	1,318
Transbank S.A.	Credit card management	—	—	5,058	—	—	6,502
Combanc S.A.	Data transmission services	—	—	168	—	—	152
Itau Chile Cía. de Seguros de Vida S.A.	Life insurance	—	80	441	—	2,872	953
Corp Research S.A.	Management consulting services	—	—	230	—	—	226
Itau Chile Inversiones Servicios y de Administración S.A.	Leases	—	—	156	—	—	258
VIP Asesorías y Servicios Integrales Ltda.	Advisory services	—	—	128	—	—	203
Promoservice S.A.	Marketing services	—	—	—	—	—	171
Comder Contraparte Central S.A	Bank services	—	—	526	—	—	351
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	1,427	—	—	1,203
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses	—	—	2,412	—	—	1,705
Hotel Corporation of Chile S.A.	Accomodations, events	—	—	69	—	—	92
Corp Group Holding Inversiones Limitada	Advisory services	—	—	135	—	—	198
SMU S.A., Rendic Hnos. S.A.	ATM space rentals (See Note 16)	6,838	—	1,122	7,960	—	1,111
MCC Corredores de Bolsa	Financial advisory services	—	—	—	—	—	40
Inversiones Corp Group Interhold Ltda.	Management advisory services	—	—	1,023	—	—	1,207
Bolsa de Comercio de Santiago	Financial services	—	—	125	—	—	—
Everis Chile S.A.	Advisory services	—	—	554	—	—	—
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	77	—	—	—
Corp Imagen y diseños S.A.	Other services	—	—	49	—	—	—
Pulso Editorial S.A	Publishing services	—	—	452	—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	Training services	—	—	44	—	—	—

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.                   Donations:

		For the six-month periods ended June 30,
		2018	2017
Corporate name	Description	MCh$	MCh$
Fundacion Corpgroup Centro Cultural	Donations	589	327
Fundacion Descubreme	Donations	96	59
Fundacion de Inclusion Social Aprendamos	Donations	76	84
Fundacion Itau	Donations	—	5

Note 33 - Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal(3) or most advantageous(4) market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.         They are independent of each other, i.e. they are not related parties as defined in IAS 24, “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.         They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.          They are able to enter into a transaction for the asset or liability.

d.         They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement: When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction: A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants: The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

(3) Market with highest volume and level of activity for the asset or liability.

(4) Market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction and transportation costs.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.              A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.              An entity’s own equity instrument would remain outstanding and the market participant transferee would undertake the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default Risk. The fair value of a liability reflects the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches are highlighted, the first two being the ones most used by the group:

a.         Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g., a business).

b.         Income approach. Converts future amounts (e.g., cash flows or income and expenses) to a single current (i.e., discounted) amount. The fair value measurement is determined based on the value indicated by the current market expectations about such future amounts.

c.          Cost approach. Reflects the amount that would be currently required to replace the service capacity of an asset (often referred to as current replacement cost).

Present value techniques: Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. The present value is the tool used to link future amounts (e.g., cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants on the measurement date.

a.         An estimate of future cash flows for the asset or liability being measured.

b.         Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

b.         Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.          The time value of money, represented by the rate on risk-free monetary assets with maturity dates or terms of duration which coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.         The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.          Other factors that market participants would take into account in such circumstances.

f.           For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of June 30, 2018 and December 31, 2017 including those that are not recorded at fair value in the Interim Consolidated Statement of Financial Position.

	As of June 30, 2018			As of December 31, 2017
		Estimated fair value			Estimated fair value
	Book value	Recurring		Book value	Recurring	Non-recurring
	MCh$	MCh$	Non-recurring	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,036,516	—	1,036,516	964,030	—	964,030
Cash items in process of collection	644,703	—	644,703	157,017	—	157,017
Trading investments	37,554	37,554	—	415,061	415,061	—
Investments under resale agreements	118,108	—	118,108	28,524	—	28,524
Financial derivative contracts	1,223,978	1,223,978	—	1,248,775	1,248,775	—
Interbank loans, net	111,259	—	111,259	70,077	—	70,077
Loans and accounts receivable from customers, net	20,452,875	—	20,547,834	19,731,666	—	19,893,448
Available for sale investments	2,929,029	2,929,029	—	2,653,066	2,653,066	—
Held to maturity investments	282,366	—	281,501	202,030	—	201,283
Totals	26,836,388	4,190,561	22,739,921	25,470,246	4,316,902	21,314,379

LIABILITIES
Deposits and other demand liabilities	4,148,966	—	4,148,966	4,141,667	—	4,141,667
Cash in process of being cleared	600,372	—	600,372	109,496	—	109,496
Obligations under repurchase agreements	1,008,074	—	1,008,074	420,920	—	420,920
Time deposits and other time liabilities	9,888,226	—	9,917,570	10,065,243	—	10,099,251
Financial derivative contracts	1,047,276	1,047,276	—	1,095,154	1,095,154	—
Interbank borrowings	2,346,109	—	2,367,720	2,196,130	—	2,216,507
Debt instruments issued	6,021,007	—	6,314,077	5,950,038	—	6,185,043
Other financial liabilities	10,885	—	10,885	17,066	—	17,066
Totals	25,070,915	1,047,276	24,367,664	23,995,714	1,095,154	23,189,950

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

a.                  Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

	Measurement at fair value of items on non-recurring basis
	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,036,516	964,030
Cash items in process of collection	644,703	157,017
Investments under resale agreements	118,108	28,524
Interbank loans, net	111,259	70,077
Loans and accounts receivable from customers, net	20,547,834	19,893,448
Held to maturity investments	281,501	201,283
Totals	22,739,921	21,314,379

LIABILITIES
Deposits and other demand liabilities	4,148,966	4,141,667
Cash in process of being cleared	600,372	109,496
Obligations under repurchase agreements	1,008,074	420,920
Time deposits and other time liabilities	9,917,570	10,099,251
Interbank borrowings	2,367,720	2,216,507
Debt instruments issued	6,314,077	6,185,043
Other financial liabilities	10,885	17,066
Totals	24,367,664	23,189,950

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•             Cash and deposits in banks

•             Cash in the process of collection

•             Investments under agreements to resell

•             Current accounts and demand deposits

•             Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

•             Loans and receivables from banks

•             Loans and receivables from customers

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•             Time deposits and saving accounts

•             Borrowings from financial institutions

•             Debt issued

b.                  Fair Value Measurement of financial assets and liabilities for recording purposes (recurring):

	Measurement at fair value of items on a recurring basis
	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
ASSETS
Trading investments	37,554	415,061
Chilean Central Bank and Government securities	12,226	7,126
Other securities issued locally	302	5
Foreign government and central bank instruments	12,847	381,262
Other securities issued abroad	9,557	8,147
Investments in mutual funds	2,622	18,521
Available for sale investments	2,929,029	2,653,066
Chilean Central Bank and Government securities	1,583,175	1,783,877
Other securities issued locally	45,333	147,762
Foreign government and central bank instruments	704,520	420,687
Other securities issued abroad	596,001	300,740
Financial derivative contracts	1,223,978	1,248,775
Forwards	293,275	316,901
Swaps	928,597	930,744
Call options	2,079	421
Put options	27	709
Totals	4,190,561	4,316,902

LIABILITIES
Financial derivative contracts	1,047,276	1,095,154
Forwards	307,726	333,482
Swaps	738,319	759,216
Call options	1,054	86
Put options	177	2,370
Totals	1,047,276	1,095,154

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•             Trading portfolio

•             Financial instruments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty. The adjustment is internationally known as the counterparty risk, which consists of an adjustment for debtor’s credit risk (credit value adjustment or “CVA”).This adjustment is periodically recorded in the financial statements. As of June 30, 2018, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$36,160 (MCh$52,177 as of December 2017), broken down as follows:

	CVA
	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$
Derivatives held for hedging accounting	(8)	(2)
Fair value hedge	—	(11)
Currency forwards	—	—
Currency swaps	—	(5)
Interest rate swaps	—	(6)
Cash flows hedge	—	1
Currency forwards	—	(1)
Currency swaps	—	—
Interest rate swaps	—	2
Net investment in a foreign operation hedge	(8)	8
Currency forwards	(8)	8
Currency swaps	—	—
Interest rate swaps	—	—
Derivatives held for trading	(36,152)	(53,396)
Currency forwards	(169)	(258)
Interest rate swaps	(28,885)	(42,829)
Currency swaps	(7,098)	(10,244)
Call currency options	—	—
Put currency options	—	(65)
Total financial derivatives	(36,160)	(53,398)

Note 33 - Fair Value of Financial Assets and Liabilities, continued

c.                   Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for their valuation.

•             Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. The inputs required to value the instruments in this category are available daily and directly used.

In the case of currencies, shares, and mutual funds, prices are directly observed in over-the-counter (“OTC”) markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, a price provider is used, which corresponds to a public quotation (prices are used by most financial institutions in Chile). This provider uses comparative prices which are defined under the criterion of similarity in duration, currency and if they are traded equivalently on a daily basis. The valuation technique used for these instruments is identical to the one used by the Santiago Stock Exchange, which is a standard and international methodology. This methodology uses the rate of internal return to discount the cash flows of the instrument.

Level 2: the specific instrument does not have daily quotes. However, market transactions or information for instruments with similar characteristics and features can be observed in (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). Although the inputs are not directly observable, observable inputs are available with the required frequency.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics issued by entities with a similar risk profile. The income approach is used, which consist in converting future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter (“OTC”) transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the cash flows of an instrument or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices provided by brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and creates market curves for use in the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

•             Level 3: inputs are unobservable inputs for the asset or liability. This level is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for assets or liabilities as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category.

Due to the lack of liquidity of the active banking rate (“TAB”), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, widely used by the financial services industry.

None of these products generates significant impacts on the Bank’s results because of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the parameters of the model are very stable.

The table below summarizes the portfolio impacts as a consequence of the recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

As of June 30, 2018

Impact calibration in MCh$	Total	Volatility exchange rate USD-CLP	TAB 30	TAB 90	TAB 180	TAB 360
Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	246	—	121	36	85	4
Basis TAB CLF	32	—	—	—	26	6
Total	278	—	121	36	111	10

As of December 31, 2017

Impact calibration in MCh$	Total	Volatility exchange rate USD-CLP	TAB 30	TAB 90	TAB 180	TAB 360
Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	370	—	195	64	102	9
Basis TAB CLF	61	—	—	—	44	17
Total	431	—	195	64	146	26

Note 33 - Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Stock Exchange	Internal rate of return (“IRR”) based on prices.
2	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing provider	Interest rate curves based on correlations, spreads, interpolations, etc.
3	Derivatives, active banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for June 30, 2018 and December 31, 2017.

		Measurement at fair value of instruments on a recurring basis using
	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
As of June 30, 2018	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	37,554	27,695	9,859	—
Chilean Central Bank and Government securities	12,226	12,226	—	—
Other securities issued locally	302	—	302	—
Foreign government and central bank instruments	12,847	12,847	—	—
Other securities issued abroad	9,557	—	9,557	—
Investments in mutual funds	2,622	2,622	—	—
Available for sale investments	2,929,029	2,850,889	78,140	—
Chilean Central Bank and Government securities	1,583,175	1,583,175	—	—
Other securities issued locally	45,333	—	45,333	—
Foreign government and central bank instruments	704,520	671,713	32,807	—
Other securities issued abroad	596,001	596,001	—	—
Financial derivative contracts	1,223,978	—	1,193,456	30,522
Forwards	293,275	—	293,226	49
Swaps	928,597	—	898,124	30,473
Call options	2,079	—	2,079	—
Put options	27	—	27	—
Totals	4,190,561	2,878,584	1,281,455	30,522

LIABILITIES
Financial derivative contracts	1,047,276	—	1,046,422	854
Forwards	307,726		307,436	290
Swaps	738,319		737,755	564
Call options	1,054		1,054	—
Put options	177		177	—
Totals	1,047,276	—	1,046,422	854

		Measurement at fair value of instruments on a recurring basis using
	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	415,061	409,197	5,864	—
Chilean Central Bank and Government securities	7,126	7,126	—	—
Other securities issued locally	5	—	5	—
Foreign government and central bank instruments	381,262	378,636	2,626	—
Other securities issued abroad	8,147	4,914	3,233	—
Investments in mutual funds	18,521	18,521	—	—
Available for sale investments	2,653,066	2,204,564	448,502	—
Chilean Central Bank and Government securities	1,783,877	1,783,877	—	—
Other securities issued locally	147,762	—	147,762	—
Foreign government and central bank instruments	420,687	420,687	—	—
Other securities issued abroad	300,740	—	300,740	—
Financial derivative contracts	1,248,775	—	1,218,247	30,528
Forwards	316,902	—	316,849	53
Swaps	930,745	—	900,270	30,475
Call options	419	—	419	—
Put options	709	—	709	—
Totals	4,316,902	2,613,761	1,672,613	30,528

LIABILITIES
Financial derivative contracts	1,095,154	—	1,094,549	605
Forwards	333,481	—	333,481	—
Swaps	759,216	—	758,611	605
Call options	87	—	87	—
Put options	2,370	—	2,370	—
Totals	1,095,154	—	1,094,549	605

Note 33 - Fair Value of Financial Assets and Liabilities, continued

d.         Transfers between level 1 and 2

For the six-month period ended June 30, 2018 and for the year ended December 31, 2017, no transfers were observed between Level 1 and Level 2, as shown below:

	Measurement at fair value of instruments on a recurring basis
	Fair value	Level 1 to 2	Level 2 to 1
As of June 30, 2018	MCh$	MCh$	MCh$
ASSETS
Trading investments	37,554	—	—
Available for sale investments	2,929,029	—	—
Financial derivative contracts	1,223,978	—	—
Total	4,190,561	—	—
LIABILITIES
Financial derivative contracts	1,047,276	—	—
Total	1,047,276	—	—

	Measurement at fair value of instruments on a recurring basis
	Fair value	Level 1 to 2	Level 2 to 1
As of December 31, 2017	MCh$	MCh$	MCh$
ASSETS
Trading investments	415,061	—	—
Available for sale investments	2,653,066	—	—
Financial derivative contracts	1,248,775	—	—
Total	4,316,902	—	—
LIABILITIES
Financial derivative contracts	1,095,154	—	—
Total	1,095,154	—	—

e.          Disclosures regarding level 3 assets and liabilities

Level 3 assets and liabilities are valued using techniques that require inputs not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•                  Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•                  American forward options.

As none of these products has a market, the Bank uses valuation techniques which incorporate unobservable input.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of June 30, 2018 compared to December 31, 2017.

Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
As of June 30, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	—	—	—	—	—	—
Available for sale investments	—	—	—	—	—	—
Financial derivative contracts	30,528	3,397	—	(3,403)	—	30,522
Forwards	53	83	—	(87)	—	49
Swaps	30,475	3,314	—	(3,316)	—	30,473
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	30,528	3,397	—	(3,403)	—	30,522

LIABILITIES
Financial derivative contracts	605	569	—	(320)	—	854
Forwards	—	354	—	(64)	—	290
Swaps	605	215	—	(256)	—	564
Call options	—	—	—		—	—
Put options	—	—	—		—	—
Totals	605	569	—	(320)	—	854

Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	—	—	—	—	—	—
Available for sale investments	—	—	—	—	—	—
Financial derivative contracts	41,124	10,750	—	(21,346)	—	30,528
Forwards	—	209	—	(156)	—	53
Swaps	41,124	10,541	—	(21,190)	—	30,475
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	41,124	10,750	—	(21,346)	—	30,528

LIABILITIES
Financial derivative contracts	1,340	(158)	—	(577)	—	605
Forwards	609	(443)	—	(166)	—	—
Swaps	731	285	—	(411)	—	605
Call options	—	—	—		—	—
Put options	—	—	—		—	—
Totals	1,340	(158)	—	(577)	—	605

Note 33 - Fair Value of Financial Assets and Liabilities, continued

f.           Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of June 30, 2018 and December 31, 2017.

	Measurement at fair value of items on a non-recurring basis
	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
As of June 30, 2018	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,036,516	1,036,516	—	—
Cash items in process of collection	644,703	644,703	—	—
Investments under resale agreements	118,108	118,108	—	—
Interbank loans, net	111,259	111,259	—	—
Loans and accounts receivable from customers, net	20,547,834	—	—	20,547,834
Held to maturity investments	281,501	—	281,501	—
Totals	22,739,921	1,910,586	281,501	20,547,834

LIABILITIES
Deposits and other demand liabilities	4,148,966	4,148,966	—	—
Cash in process of being cleared	600,372	600,372	—	—
Obligations under repurchase agreements	1,008,074	1,008,074	—	—
Time deposits and other time liabilities	9,917,570	—	9,917,570	—
Interbank borrowings	2,367,720	2,367,720	—	—
Debt instruments issued	6,314,077	—	6,314,077	—
Other financial liabilities	10,885	10,885	—	—
Totals	24,367,664	8,136,017	16,231,647	—

	Measurement at fair value of items on a non-recurring basis
	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	964,030	964,030	—	—
Cash items in process of collection	157,017	157,017	—	—
Investments under resale agreements	28,524	28,524	—	—
Interbank loans, net	70,077	70,077	—	—
Loans and accounts receivable from customers, net	19,893,448	—	—	19,893,448
Held to maturity investments	201,283	—	201,283	—
Totals	21,314,379	1,219,648	201,283	19,893,448

LIABILITIES
Deposits and other demand liabilities	4,141,667	4,141,667	—	—
Cash in process of being cleared	109,496	109,496	—	—
Obligations under repurchase agreements	420,920	420,920	—	—
Time deposits and other time liabilities	10,099,251	—	10,099,251	—
Interbank borrowings	2,216,507	2,216,507	—	—
Debt instruments issued	6,185,043	—	6,185,043	—
Other financial liabilities	17,066	17,066	—	—
Totals	23,189,950	6,905,656	16,284,294	—

Note 34 - Risk Management

a.         Introduction:

As a result of their activities, the Bank and its Subsidiaries are exposed to several types of risks mainly related to the loan portfolio and financial instruments.

Risk management policies are established for the purpose of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

In the Bank and its Subsidiaries, the Board of Directors plays a leading role in Corporate Governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels.  To accomplish this, a governance structure made up of various committees has been established. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s goal is to monitor the Bank’s internal control systems and its compliance with regulations and other internal standards. It is also responsible for the supervision of the different aspects of maintenance, application and operation of the Bank’s internal controls, as well as for monitoring compliance with standards and procedures regulating its practices, and having an understanding of the risks that may arise from the business conducted by the Bank.

The committee is linked to the Board of Directors through the participation of at least two board members appointed by the Board of Directors itself. Such members must report to the Board any occurrences and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support internal audit functions including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Note 34 - Risk Management, continued

Directors’ Committee

The Directors’ Committee’s goal is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through an increased supervision of management’s activities.

Moreover, it is responsible for adopting the resolutions required to protect shareholders, especially the minority shareholders, by examining executives’ compensation systems and analyzing the any background regarding the transactions referred to in title XVI of Law 18,046 and issuing a report thereon. A copy of this report will be sent to the board of directors which must read the report and approve or reject the respective transaction.

In its role as supervisor of the corporate activity, the Committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or any other type of takeovers.

Corporate Governance Committee

For the purposes of this Committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under only one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is a consultation body of the Board of Directors mainly engaged in ensuring the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, amendments and adjustments that it deems appropriate and work to ensure the proper implementation and application of such corporate governance practices and policies defined by the Board of Directors of the Bank.

Executive Loan Committees

The Executive Loan Committee’s goal is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Note 34 - Risk Management, continued

Asset Liability Committee (“ALCO”)

After the Board of Directors and its specialized committees, the Asset-Liability Committee (hereinafter also referred to as “ALCO”) is the next highest body involved in the management of the Institution’s financial policies.

The Committee’s main goal is to comply with the financial guidelines set by the Board of Directors. In this sense, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This Committee’s main goal is to plan and coordinate activities to comply with the policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Bank’s Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the compliance officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current Superintendency of Banks and Financial Institutions standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.  It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main goal is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Bank’s regulatory compliance model is properly applied in accordance with the definitions set by this committee, and for maintaining itself informed of the work carried out by the compliance officer on such matters, as well as adopting agreements to improve control measures proposed by the compliance officer.

Internal Audit

The main function of Internal Audit is to support the Board of Directors and the Senior Management to independently assess the maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Note 34 - Risk Management, continued

Code of Conduct and Market Information Manual

The purpose of such Code is to continue progressing to become the best bank and have first-rate human capital.  All associates, directors and subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our customers’ trust and recognition, which are vital to our success, all associates and Directors should strive to retain this trust, strictly complying with the Code of Conduct.

b.         Main Risks and Requirements Affecting the Bank and its Subsidiaries

b.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risks at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

•             Quantitative and Qualitative Disclosures on Credit Risk

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the internal auditing area.

The credit risk areas are fully autonomous vis-à-vis the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each Credit Risk Management area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk.  This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

The credit risk management is based on the following key elements:

•             Loan policies.

•             Loan approval processes.

•             Sound risk culture that is consistent with the Bank’s strategy.

•             Regulatory and preventative outlook on risk.

•             Human resources with considerable expertise in loan-related decision making.

•             Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•             Defined monitoring and collections processes with involvement from the commercial and risk areas.

•             Dissemination of a risk culture throughout the Bank with internal and external training programs for the commercial and risk areas.

Moreover, the Bank has Credit Committees which include risk managers that determine debtor risk ratings. Over and above certain amounts, the concurrence of Bank Directors is required.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

Note 34 - Risk Management, continued

The Bank’s risk management tool divides its portfolio into the following categories:

•             Normal risk portfolio

•             Substandard portfolio

•             Non-compliant portfolio

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio

This portfolio includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing low flexibility to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

On a monthly basis, the Control and Assets Rating ensures compliance with these criteria for classification.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Collaterals and guarantees represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

The letters of credit are commitments documented by the Bank on behalf of a customer that are secured by the merchandise on board, which therefore have less risk than direct indebtedness.  Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, secured by them.

Financial instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Note 34 - Risk Management, continued

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of June 30, 2018 and December 31, 2017, for different balance sheet items, including derivatives, without deducting security interests or collateral on property or other credit enhancements received:

		Maximum exposure
		As of June 30, 2018	As of December 31, 2017
	Note	MCh$	MCh$
Interbank loans, net	9	111,259	70,077
Loans and accounts receivable from customers, net	10	20,452,875	19,731,666
Financial derivative contracts	8	1,223,978	1,248,775
Investments under resale agreements	7	118,108	28,524
Available for sale investments	11	2,929,029	2,653,066
Held to maturity investments	11	282,366	202,030
Other assets	16	412,280	444,692
Contingent loans	22	5,442,903	5,291,615
Totals		30,972,798	29,670,445

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

Guarantees:

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

•             Machinery and/or equipment,

•             Projects under construction, buildings with specific purposes and

•             Urban plots or land.

For loans to individuals, the main guarantees are:

•             Houses

•             Apartments.

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Note 34 - Risk Management, continued

Credit Quality by Financial Asset Class

Credit quality is described in accordance with the compendium of regulations of the Chilean SBIF. A detail by credit quality is summarized as follows

	Individual portfolio																				Group Portfolio
	Normal portfolio							Substandard portfolio					Default portfolio								Normal	Default		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	portfolio	portfolio	Total	portfolio
As of June 30, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Interbank loans	862	53,070	55,011	2,614	—	—	111,557	—	—	—	—	—	—	—	—	—	—	—	—	111,557	—	—	—	111,557
Allowances	—	81	217	—	—	—	298	—	—	—	—	—	—	—	—	—	—	—	—	298	—	—	—	298
% Allowances	0.00%	0.15%	0.39%	0.00%	0.00%	0.00%	0.27%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.27%	0.00%	0.00%	0.00%	0.27%
Loans and accounts receivable from customers, net
Commercial loans	97,865	291,701	2,546,445	3,299,232	2,537,600	466,680	9,239,523	177,228	70,158	61,382	133,250	442,018	94,138	48,317	4,226	29,835	92,227	92,663	361,406	10,042,947	1,148,892	119,694	1,268,586	11,311,533
Foreign trade loans	—	—	147,265	225,340	136,822	11,665	521,092	16,907	7,845	6,283	31,397	62,432	10,381	4,772	11,589	—	1,067	9,883	37,692	621,216	145,534	33,158	178,692	799,908
Checking accounts debtors	—	918	9,522	17,007	18,302	5,114	50,863	4,188	395	88	439	5,110	1,015	1,715	268	1,555	562	3,947	9,062	65,035	54,340	15,742	70,082	135,117
Factoring transactions	8,974	8,095	24,920	40,934	19,462	2,650	105,035	60	—	—	—	60	—	—	—	6	—	23	29	105,124	12,626	122	12,748	117,872
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	737,680	74,984	812,664	812,664
Leasing transactions	—	6,638	98,173	283,995	305,182	64,578	758,566	18,628	3,392	4,737	16,251	43,008	16,257	13,217	6,290	14,744	3,813	593	54,914	856,488	85,278	8,718	93,996	950,484
Other loans and receivables	3	73	428	3,049	3,535	506	7,594	126	43	50	41	260	68	254	400	36	62	707	1,527	9,381	13,684	4,024	17,708	27,089
Subtotal commercial loans	106,842	307,425	2,826,753	3,869,557	3,020,903	551,193	10,682,673	217,137	81,833	72,540	181,378	552,888	121,859	68,275	22,773	46,176	97,731	107,816	464,630	11,700,191	2,198,034	256,442	2,454,476	14,154,667
Allowances	42	352	3,063	28,278	65,543	20,097	117,375	7,955	1,130	16,175	74,128	99,388	2,437	6,828	5,693	18,470	63,525	97,034	193,987	410,750	19,272	44,737	64,009	474,759
%Allowances	0.04%	0.11%	0.11%	0.73%	2.17%	3.65%	1.10%	3.66%	1.38%	22.30%	40.87%	17.98%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	41.75%	3.51%	0.88%	17.45%	2.61%	3.35%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,168,863	196,795	4,365,658	4,365,658
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	26,137	16,893	43,030	43,030
%Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.63%	8.58%	0.99%	0.99%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,484,566	130,868	2,615,434	2,615,434
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	114,826	50,269	165,095	165,095
%Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4.62%	38.41%	6.31%	6.31%
Total loans	106,842	307,425	2,826,753	3,869,557	3,020,903	551,193	10,682,673	217,137	81,833	72,540	181,378	552,888	121,859	68,275	22,773	46,176	97,731	107,816	464,630	11,700,191	8,851,463	584,105	9,435,568	21,135,759
Allowances	42	352	3,063	28,278	65,543	20,097	117,375	7,955	1,130	16,175	74,128	99,388	2,437	6,828	5,693	18,470	63,525	97,034	193,987	410,750	160,235	111,899	272,134	682,884
%Allowances	0.04%	0.11%	0.11%	0.73%	2.17%	3.65%	1.10%	3.66%	1.38%	22.30%	40.87%	17.98%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	41.75%	3.51%	1.81%	19.16%	2.88%	3.23%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Individual portfolio																				Group portfolio
	Normal portfolio							Substandard portfolio					Default portfolio								Normal	Default		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	portfolio	portfolio	Total	portfolio
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Interbank loans	862	42,105	23,025	4,293	—	—	70,285	—	—	—	—	—	—	—	—	—	—	—	—	70,285	—	—	—	70,285
Allowances	—	76	132	—	—	—	208	—	—	—	—	—	—	—	—	—	—	—	—	208	—	—	—	208
% Allowances	0.00%	0.18%	0.57%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.30%
Loans and accounts receivable from customers, net
Commercial loans	34,371	188,865	2,651,517	3,263,945	2,423,298	593,069	9,155,065	158,313	106,093	68,175	177,854	510,435	74,550	69,410	10,162	24,072	90,249	92,470	360,913	10,026,413	980,093	109,570	1,089,663	11,116,076
Foreign trade loans	—	—	150,154	244,954	145,609	13,995	554,712	17,078	8,085	5,658	40,563	71,384	10,224	4,753	12,407	—	1,066	10,361	38,811	664,907	27,168	8,658	35,826	700,733
Checking accounts debtors	633	922	13,317	25,229	24,647	5,443	70,191	4,345	640	63	514	5,562	285	223	8	1	407	2,946	3,870	79,623	48,594	11,131	59,725	139,348
Factoring transactions	27,456	9,726	17,735	50,559	18,656	3,443	127,575	598	—	—	129	727	—	—	—	—	—	169	169	128,471	12,202	65	12,267	140,738
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	619,152	54,926	674,078	674,078
Leasing transactions	2,186	7,059	94,226	269,425	310,915	66,536	750,347	25,076	5,783	5,271	15,388	51,518	17,507	12,523	7,198	15,559	3,945	4,840	61,572	863,437	70,641	6,711	77,352	940,789
Other loans and receivables	3	59	508	2,972	3,509	563	7,614	126	39	37	47	249	44	49	9	33	66	593	794	8,657	13,817	3,385	17,202	25,859
Subtotal commercial loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	10,665,504	205,536	120,640	79,204	234,495	639,875	102,610	86,958	29,784	39,665	95,733	111,379	466,129	11,771,508	1,771,667	194,446	1,966,113	13,737,621
Allowances	29	275	3,005	31,845	73,787	23,039	131,980	8,494	3,231	17,687	58,164	87,576	2,052	8,696	7,446	15,866	62,226	100,241	196,527	416,083	23,155	37,215	60,370	476,453
% Allowances	0.04%	0.13%	0.10%	0.83%	2.52%	3.37%	1.24%	4.13%	2.68%	22.33%	24.80%	13.69%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	42.16%	3.53%	1.31%	19.14%	3.07%	3.47%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,975,744	177,009	4,152,753	4,152,753
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,902	14,004	39,906	39,906
% Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.65%	7.91%	0.96%	0.96%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,396,246	117,060	2,513,306	2,513,306
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	106,268	49,387	155,655	155,655
% Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4.43%	42.19%	6.19%	6.19%
Total loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	10,665,504	205,536	120,640	79,204	234,495	639,875	102,610	86,958	29,784	39,665	95,733	111,379	466,129	11,771,508	8,143,657	488,515	8,632,172	20,403,680
Allowances	29	275	3,005	31,845	73,787	23,039	131,980	8,494	3,231	17,687	58,164	87,576	2,052	8,696	7,446	15,866	62,226	100,241	196,527	416,083	155,325	100,606	255,931	672,014
% Allowances	0.04%	0.13%	0.10%	0.83%	2.52%	3.37%	1.24%	4.13%	2.68%	22.33%	24.80%	13.69%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	42.16%	3.53%	1.91%	20.59%	2.96%	3.29%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note 34 - Risk Management, continued

b.2 Financial Risk

a.         Financial Risk Management Definition and Principles

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences for the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main Financial Risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

b.2.a.1 Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the trading and banking books. In the first case, it derives from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.  The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.2.a.1.a) Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are.

•             Positions in foreign currency (“FX”) within the trading book.

•             Currency mismatches between assets and liabilities in the banking book.

•             Cash flow mismatches in different currencies.

•             Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates may generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk.”

b.2.a.1.b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g., “UF”, “UVR” or others) in domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

b.2.a.1.c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates may affect both the price of instruments recorded at fair value and the financial margin and other gains from the banking book such as fees. Moreover, fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk may be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Note 34 - Risk Management, continued

b.2.a.1.d) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

c) Funding Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the intermediary role played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•             the liquidation of positions, when it so decides, to occur without significant losses.

•             the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•             the Bank to avoid fines or regulatory penalties for not complying with regulations.

d) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, with the payment of all or part of its obligations to the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative transactions, with a bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations as and when agreed.

e) Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process may be subdivided into the following stages:

e.1) Identification of Financial Risks

The financial risk division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank’s treasury division serves as a first line of defense and plays an essential role in risk detection.  Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

Note 34 - Risk Management, continued

e.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the financial risk division is responsible for mapping the risk using the appropriate quantification metrics. The senior management and the board of directors are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by the senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors.  Moreover, it regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires to carry out a process that includes the following steps:

•             Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•             Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

•             Give flexibility to business areas to efficiently and timely undertake financial risks based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•             Enable business generators to undertake a prudent but sufficient risk level in order to achieve budgeted results.

•             Outline the range of products and underlying assets with which each treasury unit may operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

e.2.a) Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books. The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures the regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and supplemented by the SBIF (Chapter 12-21 “Standards on Measuring and Controlling Market Risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the banking and trading books.

The market risk regulatory measurement in the Trading Book allows the Bank estimating its potential losses from fluctuations standardized by the regulator. The regulatory limit is the result of adding this risk (also known as market risk exposure or “MRE”) to 10% of the credit risk weighted assets; in no case may this amount be greater than the Bank’s regulatory capital.

Note 34 - Risk Management, continued

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (see regulatory report SBIF C41). It must also monthly inform the SBIF on the consolidated positions at risk of subsidiaries and foreign subsidiaries (see regulatory report SBIF C43).

The following table shows in detail the market risk regulatory limit consumption specifically for the Trading Book as of June 30, 2018 and December 31, 2017.

Limit Consumption	As of June 30, 2018	As of December 31, 2017
Market risk exposure (MRE)	70.3%	71.3%

The regulatory risk measurement for the Banking Book (see regulatory report SBIF C40) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the trading book includes the interest rate risk of derivatives managed in the banking book.

The standardized regulatory report for the Banking Book (see regulatory report SBIF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (“STE”) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (last twelve month (LTM) moving period) and long-term limit consumption (“LTE”) must be less than 20% of the Bank’s regulatory capital.

The following table shows in detail the market risk regulatory limit consumption specifically for the Banking Book as of June 30, 2018 and December 31, 2017:

Limit consumption	As of June 30, 2018	As of December 31, 2017
Short-term exposure to interest rate risk (STE)	42.8%	45.0%

Long-term exposure to interest rate risk (LTE)	47.0%	43.2%

Value at Risk (VaR)

•             Calculation of Historical VaR (non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to statistical or parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation or correlations across returns (parameters). The Bank uses a 99% confidence level and a time horizon of one day.

•             Calculation of volatility-adjusted Historical VaR (non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board of Directors defines limits on the Historical VaR Value at Risk by using the volatility-adjusted historical VaR method which may be maintained, which is monitored on a daily basis. The measurement is also subject to backtesting to verify that the effectively occurred daily losses do not exceed the VaR more than once every 100 days. The result is daily monitored to confirm the validity of the assumptions, hypothesis and adequacy of the parameters and risk factors used in the VaR calculation.  The Bank, in turn, calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect risk pockets. Since VaR does not consider stress scenarios, it is supplemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Note 34 - Risk Management, continued

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be taken into consideration.

•             It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR; i.e., in the case of the bank, it does not reflect what happens in the remaining 1%. This is mitigated by the stress measures detailed below.

•             It does not consider intra-day results, but only reflects the potential loss given to the current positions.

•             It does not take into account any potential changes in the dynamics of movements in market variables (i.e., potential changes in the variance and covariance matrix).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the trading and banking books.

Trading Book Positions by Risk Factor:

Trading book positions as of June 30, 2018 and December 31, 2017 are detailed as follows:

		Position
		As of June 30,	As of December 31,
		2018	2017
Risk factor	Products	MCh$	MCh$
CLP rates	Derivatives	(718,805)	(738,006)
	Investments	387,334	263,964
CLF rates	Derivatives	617,679	694,368
	Investments	16,901	171,330
COP rates	Derivatives	(334,097)	(223,400)
	Investments	19,291	384,244
UVr rates	Derivatives	(109)	—
	Investments	2,406	—
USD rates		357,090	256,495
OM rates		367	10
FX (exchange rate)		11,685	15,620
Inflation (CLF)		—	—
Optionality (Gamma, Vega)		14	120

Trading book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX,” inflation and optionality) of the portfolios which make up the Trading Book. The trading book is made up of the financial assets (trading instruments and trading derivatives) and financial liabilities (trading derivatives). The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. It is worth highlighting that currency positions in the Trading Book have limits for each currency.

Note 34 - Risk Management, continued

Trading Book Positions by Risk Factor

FX and Inflation Positions in the Banking Book

Foreign currency and inflation positions in the Banking Book (in MCh) as of June 30, 2018 and December 31, 2017 are detailed as follows:

Position	As of June 30, 2018	As of December 31, 2017
CLF	950,981	877,152
MX	(600,750)	(889,075)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect in the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is worth highlighting the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso primarily related to the consolidation of investments in subsidiaries or affiliates and the results and hedges of such investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the currency depreciation impact thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the investment currency provided that the market depth so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of June 30, 2018, a greater ongoing exposure was concentrated in Colombian pesos approximately MUS$1,098. The Bank hedges part of such positions on a permanent basis using currency derivatives. The currency positions in the banking book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency.  This methodology facilitates the detection of concentrations of interest rate risk over different time frames.  All balance sheet and off balance sheet items are unbundled in cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate the terms of duration and sensitivities thereof.

The following table shows the Banking Book items (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of June 30, 2018 and December 31, 2017.

The reflected exposures are the present values resulting from:

•             Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•             Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•             Discounting cash flows from items accounted for at market value at the market rate.

Note 34 - Risk Management, continued

	As of June 30, 2018
CLP position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	2,813,083	798,549	1,437,209	1,522,404	656,331
Cash and deposits in banks	302,477	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans and accounts receivables from customers, net	1,923,628	770,308	1,422,577	1,171,877	516,966
Available for sale investments	117,885	28,241	14,632	350,527	139,365
Held to maturity investments	299	—	—	—	—
Fixed assets and intangibles	3,824	—	—	—	—
Other assets	464,970	—	—	—	—
LIABILITIES	(6,206,692)	(1,064,480)	(2,308,059)	(1,161,054)	(265,616)
Deposits and others demand liabilities	(82,494)	(84,019)	(388,530)	(857,449)	—
Time deposits and other time liablities	(2,460,289)	(970,058)	(1,908,169)	(163,679)	—
Debt instruments issued	(831)	(9,690)	(10,887)	(139,926)	(265,616)
Other Liabilities	(219,646)	—	—	—	—
Capital and reserves	(3,270,121)	—	—	—	—
Obligations under repurchase agreements	(173,311)	(713)	(473)	—	—
DERIVATIVES	141,563	381,186	1,004,276	(96,370)	11,624
Financial derivative contracts	141,563	381,186	1,004,276	(96,370)	11,624

	As of June 30, 2018
CLF position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	620,544	498,156	1,452,065	2,196,158	3,861,059
Cash and deposits in banks	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans and accounts receivables from customers, net	384,604	481,751	1,419,459	2,000,132	3,749,357
Available for sale investments	221,456	16,405	32,606	196,026	111,702
Held to maturity investments	—	—	—	—	—
Fixed assets and intangibles	—	—	—	—	—
Other assets	14,484	—	—	—	—
LIABILITIES	(209,981)	(35,557)	(400,061)	(1,057,785)	(4,061,582)
Deposits and others demand liabilities	(7,818)	—	—	—	—
Time deposits and other time liablities	(51,422)	(25,518)	(168,321)	(32,711)	(437,265)
Debt instruments issued	(134,917)	(10,039)	(198,668)	(983,499)	(3,621,438)
Other Liabilities	(15,824)	—	(33,072)	(41,575)	(2,879)
Capital and reserves	—	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—
DERIVATIVES	(888,804)	(401,958)	(1,199,717)	(8,188)	586,629
Financial derivative contracts	(888,804)	(401,958)	(1,199,717)	(8,188)	586,629

	As of June 30, 2018
USD position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	598,954	198,368	573,094	28,460	24,403
Cash and deposits in banks	105,308	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans and accounts receivables from customers, net	310,195	198,284	572,618	19,122	8,769
Available for sale investments	353	84	476	9,338	15,634
Held to maturity investments	—	—	—	—	—
Fixed assets and intangibles	—	—	—	—	—
Other assets	183,098	—	—	—	—
LIABILITIES	(936,350)	(416,622)	(505,012)	(484,720)	—
Deposits and others demand liabilities	(13,490)	—	—	—	—
Time deposits and other time liablities	(701,706)	(293,055)	(495,834)	(6,398)	—
Debt instruments issued	—	(123,567)	(9,178)	(478,322)	—
Other Liabilities	(135,024)	—	—	—	—
Capital and reserves	(85,885)	—	—	—	—
Obligations under repurchase agreements	(245)	—	—	—	—
DERIVATIVES	317,564	96,145	(151,755)	312,644	(12,016)
Financial derivative contracts	317,564	96,145	(151,755)	312,644	(12,016)

	As of June 30, 2018
COP position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	2,062,821	750,839	680,037	1,605,216	769,498
Cash and deposits in banks	243,421	—	—	—	—
Investments under resale agreements	2,235	—	—	—	—
Loans and accounts receivables from customers, net	1,197,512	562,257	636,093	733,055	689,690
Available for sale investments	46,662	124,572	43,808	871,783	77,421
Held to maturity investments	7,467	64,010	136	378	2,387
Fixed assets and intangibles	—	—	—	—	—
Other assets	565,524	—	—	—	—
LIABILITIES	(3,659,529)	(594,044)	(680,194)	(436,337)	(355,258)
Deposits and others demand liabilities	(1,463,663)	0	(0)	0	—
Time deposits and other time liablities	(572,250)	(553,018)	(640,162)	(341,309)	(159,395)
Debt instruments issued	(55,662)	(41,026)	(40,032)	(95,028)	(195,863)
Other Liabilities	(838,446)	—	—	—	—
Capital and reserves	(729,508)	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—
DERIVATIVES	(272,754)	(120,888)	(109,446)	179,535	(63,395)
Financial derivative contracts	(272,754)	(120,888)	(109,446)	179,535	(63,395)

Note 34 - Risk Management, continued

	As of December 31, 2017
CLP position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	4,256,811	892,701	1,688,269	1,315,539	665,015
Cash and deposits in banks	387,847	—	—	—	—
Investments under resale agreements	5,956	—	—	—	—
Loans and accounts receivables from customers, net	2,162,363	859,897	1,614,115	1,080,663	427,787
Available for sale investments	67,735	32,804	74,154	234,876	237,228
Held to maturity investments	—	—	—	—	—
Fixed assets and intangibles	703,689	—	—	—	—
Other assets	929,221	—	—	—	—
LIABILITIES	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,044)	(221,116)
Deposits and others demand liabilities	(577,488)	(83,941)	(484,133)	(901,810)	(114)
Time deposits and other time liablities	(2,229,619)	(989,646)	(2,633,395)	(194,706)	—
Debt instruments issued	(831)	(7,952)	(45,081)	(107,528)	(221,002)
Other Liabilities	(374,333)	(30,483)	—	—	—
Capital and reserves	(3,207,101)	(30,483)	—	—	—
Obligations under repurchase agreements	(29,573)	(4,773)	(219)	—	—
DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)
Financial derivative contracts	819,878	456,293	268,834	(324,113)	(152,389)

	As of December 31, 2017
CLF position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	481,000	510,095	2,008,605	2,172,278	3,891,622
Cash and deposits in banks	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans and accounts receivables from customers, net	520,449	422,096	1,786,914	1,767,416	3,804,979
Available for sale investments	22,633	87,999	221,691	404,862	86,643
Held to maturity investments	—	—	—	—	—
Fixed assets and intangibles	—	—	—	—	—
Other assets	(62,082)	—	—	—	—
LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)
Deposits and others demand liabilities	(15,778)	—	—	—	—
Time deposits and other time liablities	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Debt instruments issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Other Liabilities	(189,476)	—	(36,335)	(47,686)	(6,925)
Capital and reserves	—	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—
DERIVATIVES	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390
Financial derivative contracts	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

	As of December 31, 2017
USD position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	702,899	263,710	547,828	33,258	11,851
Cash and deposits in banks	392,669	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans and accounts receivables from customers, net	132,850	263,597	547,358	20,963	10,761
Available for sale investments	173	79	439	12,283	1,078
Held to maturity investments	—	—	—	—	—
Fixed assets and intangibles	—	—	—	—	—
Other assets	177,207	34	31	12	12
LIABILITIES	(1,861,588)	(318,197)	(539,389)	(450,818)	—
Deposits and others demand liabilities	(388,722)	—	—	—	—
Time deposits and other time liablities	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt instruments issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other Liabilities	(116,183)	—	—	—	—
Capital and reserves	(66,994)	—	—	—	—
Obligations under repurchase agreements	(258)	—	—	—	—
DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409
Financial derivative contracts	879,996	(47,020)	70,834	361,999	6,409

	As of December 31, 2017
COP position	Within a month	One to three months	Three months to a year	A year to three years	More than three years
ASSETS	1,995,876	579,940	774,647	1,014,376	593,649
Cash and deposits in banks	165,848	—	—	—	—
Investments under resale agreements	21,263	—	—	—	—
Loans and accounts receivables from customers, net	1,237,941	522,042	633,470	619,269	531,424
Available for sale investments	3,885	—	141,177	395,107	62,225
Held to maturity investments	25,145	57,898	—	—	—
Fixed assets and intangibles	—	—	—	—	—
Other assets	541,794	—	—	—	—
LIABILITIES	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)
Deposits and others demand liabilities	(1,490,776)	—	—	—	—
Time deposits and other time liablities	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)
Debt instruments issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other Liabilities	(669,363)	—	—	—	—
Capital and reserves	(674,168)	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—
DERIVATIVES	(233,772)	62,977	(330,530)	374,478	(95,155)
Financial derivative contracts	(233,772)	62,977	(330,530)	374,478	(95,155)

Note 34 - Risk Management, continued

A summary of the previous exposures follows:

Position	As of June 30, 2018	As of December 31, 2017
CLP	(2,276,047)	(2,267,374)
CLF	950,981	877,152
COP-UVR	(243,898)	(550,847)
MX	(356,852)	(338,228)

Sensitivity Analysis for Financial Risks

The Bank uses stress tests as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for each class of financial instruments.

Sensitivity is estimated using the DV01 indicator, which is a sensitivity measure of portfolio results considering the increase by 1 basis point (0.01%) of the zero coupon interest rate of the financial risk factor for different maturities in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, accounting and equity value is simple to understand and implement, it excludes both correlations between risk factors and second-order effects.

In order to comply with IFRS 7.40, the following table presents a reasonable estimate of a probable impact, fluctuations of interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading Book and the Banking Book.

The fluctuations of market factors correspond to reasonably probable scenarios chosen within a set of agreed scenarios based on opinions of economic specialists, financial risk and operators. To estimate the sensitivity, the sensitivity (DV01) and reasonably probable scenarios must be multiplied by the market factor.

Interest Rate Scenarios - Chile (basis points — 0.01%)

Scenarios for impact in P&L				Scenarios for impact on available-for-sale assets (AFS)				Scenarios for impact on accrual book
Term	Goverment COP	Swap IBR	Curve USD	Term	Goverment COP	Swap IBR	Curve USD	Term	Curve FX	Swap IBR
1D	69	25	27	1D	69	25	27	1D	23	1
3M	67	24	27	3M	67	24	27	1M	25	5
6M	65	34	24	6M	65	34	24	3M	24	0
9M	63	44	22	9M	63	44	22	6M	34	(6)
1Y	56	28	35	1Y	56	28	35	9M	44	(11)
2Y	48	31	39	2Y	48	31	39	1Y	44	(11)
3Y	44	36	44	3Y	44	36	44
4Y	44	40	48	4Y	44	40	48
5Y	45	40	52	5Y	45	40	52
7Y	47	38	59	7Y	47	38	59
10Y	57	34	80	10Y	57	34	80
20Y	57	34	80	20Y	57	34	80

Exchange Rate Scenarios — Chile

Parity	Scenario for impact on P&L	Scenario for impact on AFS	Scenarios for impact on accrual book
USD-CLP	7.8%	-7.8%	-7.8%
USD-COP	7.7%	7.7%	7.7%

Note 34 - Risk Management, continued

Interest Rate Scenarios - Colombia (basis points — 0.01%)

Scenarios for impact in P&L				Scenarios for impact on AFS				Scenarios for impact on accrual book
Tenor	Gobierno COP	Swap IBR	Curva USD	Tenor	Gobierno COP	Swap IBR	Curva USD	Tenor	Swap IBR	Curva USD
1D	71	45	20	1D	71	45	20	1D	45	-2
3M	69	25	27	3M	69	25	27	1M	23	1
6M	67	24	27	6M	67	24	27	3M	25	5
9M	65	34	24	9M	65	34	24	6M	24	0
1Y	63	44	22	1Y	63	44	22	9M	34	-6
2Y	56	28	35	2Y	56	28	35	1Y	44	-11
3Y	48	31	39	3Y	48	31	39
4Y	44	36	44	4Y	44	36	44
5Y	44	40	48	5Y	44	40	48
7Y	45	40	52	7Y	45	40	52
10Y	47	38	59	10Y	47	38	59
20Y	57	34	80	20Y	57	34	80

Exchange Rate Scenarios - Colombia

Parity	Scenario for impact on P&L	Scenario for impact on AFS	Scenarios for impact on accrual book
USD-COP	-6.5%	-6.5%	-6.5%

The following table shows the impact on the P&L of the Bank derived from the reasonably probable movements or scenarios applied to our financial trading book as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
Scenario for impact on P&L	MCh$	MCh$
CLP risk rate	(1,882)	(849)
Derivatives	(1,881)	(847)
Debt instruments issued	(1)	(2)
CLF risk rate	(1,210)	(7,839)
Derivatives	(1,210)	(7,839)
Debt instruments issued	—	—
COP risk rate	(4,540)	(14,894)
Derivatives	(4,254)	(9,909)
Debt instruments issued	(286)	(4,985)
UVR risk rate	(32)	—
Derivatives	—	—
Debt instruments issued	(32)	—
USD risk rate	(2,437)	(2,001)
Other currencies risk rate	(39)	(50)
Total risk rate	(10,140)	(25,633)
Foreign exchange risk	(1,361)	(755)
Options risk	158	66
Total impact	(11,343)	(26,322)

Note 34 - Risk Management, continued

It is worth mentioning that the Option Risk includes the (Vega) and Gamma volatility risks.

The following table presents the impact derived from the reasonably probable movements or scenarios applied to our Accrual Banking Book as of June 30, 2018 and December 31, 2017.

	As of June 30, 2018	As of December 31, 2017
Potential impact on accrual book	MCh$	MCh$
Impact for base interest rate shock	(15,811)	(9,432)

The impact on the banking book does not necessarily mean a profit/loss but it does mean a lower/greater net income from the generation of funds (net income from funds, which are the net interest resulting from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of items accounted for at fair value and accrual, changes in market factors due to movements in interest rates and exchange rates that are reasonably possible also generate impacts on equity accounts due to the potential change in market value of the portfolio of instruments available for sale and in the portfolios of hedge cash flow and net investments, which are presented in the following table:

As of June 30, 2018:

Potential impact on equity as of June 30, 2018

	DV01 (+1 bps)	Impact for changes in interest rate
Interest rate	USD	MM USD	MCh$
CLP	(538,024)	(18.81)	(12,208)
CLF	(82,461)	(27.51)	(17,857)
COP	(285,824)	(15.26)	(9,935)
UVR	(107)	(0.01)	(4)
USD	(42,862)	(2.37)	(1,537)
Others	—	—	—
Total rate risk	(949,278)	(63.95)	(41,541)

	Impact for changes in prices
Exchange rate	MCh USD	MCh$
USD	(3.30)	(2,143)
COP	(7.48)	(4,854)
Total foreign exchange risk	(10.78)	(6,997)
Total impact	(74.73)	(48,538)

Note 34 - Risk Management, continued

As of December 31, 2017

Potential impact on equity as of December 31, 2017

	DV01 (+1 bps)	Impact for changes in interest rate
Interest rate	USD	MM USD	MCh$
CLP	(386,979)	(37.01)	(22,745)
CLF	(245,812)	(47.62)	(29,261)
COP	(225,321)	(17.50)	(10,766)
UVR	—	—	—
USD	(48,791)	(2.77)	(1,700)
Others	—	—	—
Total impact on rate	(906,903)	(104.9)	(64,472)

	Impact for changes in prices
Exchange rate	MCh USD	MCh$
USD	(7.93)	(4,875)
COP	(9.15)	(5,621)
Total impact on exchange rate	(17.08)	(10,496)
Total impact	(121.98)	(74,968)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the Board, definitions from the Assets and Liabilities Committee (ALCO) and the Hedging Policy. The Treasury division is responsible for designing and implementing strategies and the Financial Risk Management division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators which are continuously monitored.

e.2.b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intra-day and intra-day obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following are the normative and internal metrics used to monitor and control liquidity risk:

Regulatory Liquidity Risk Measurement

Adjusted liquidity gap: the chapter SBIF 12-20 establishes that, with the regulator’s prior authorization, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•             30-day mismatches in consolidated and foreign currency: 100% of Core Capital.

•             90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the SBIF C46 regulatory report

Note 34 - Risk Management, continued

The use of the liquidity regulatory limit as of June 30, 2018 and December 31, 2017 is detailed as follows:

Regulatory liquidity indicator	As of June 30, 2018	As of December 31, 2017
30 days	33%	18%
30 days in foreign currency	8%	25%
90 days	26%	11%

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all on and off-balance sheet item are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated non-discounted contractual cash flows from financial assets and liabilities as of June 30, 2018 and December 31, 2017, are detailed as follows in MCh$:

	As of June 30, 2018
	Up to 1M	1M-3M	3M - 6M	6M - 1Y	1Y - 3Y	3Y - 5Y	More than 5Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	6,016,241	1,999,981	2,049,663	2,208,921	5,393,485	3,364,656	9,590,518	30,623,465
Cash and deposits in banks	689,838	—	—	—	—	—	—	689,838
Financial instruments recorded at market value	1,381,515	136,836	10,303	29,957	828,579	103,112	496,021	2,986,323
Loans to other domestic banks without credit lines	91,166	—	—	—	—	—	—	91,166
Commercial loans without credit lines	1,918,311	1,560,911	1,621,304	1,487,182	2,651,795	1,898,564	4,626,238	15,764,305
Commercial credit lines and overdrafts	217,744	—	—	—	—	—	—	217,744
Consumer loans without credit lines	91,368	133,850	188,390	351,046	1,055,028	567,537	203,988	2,591,207
Consumer credit lines and overdrafts	492,189	—	—	—	—	—	—	492,189
Mortgage loans	36,610	67,630	102,688	204,855	802,618	751,811	4,201,927	6,168,139
Financial instruments recorded based on issuer’s flow	89,118	117,759	106,559	93,702	418	417	4,334	412,307
Other active transactions or commitments without credit lines	1,180,421	—	—	—	84	—	—	1,180,505
Financial derivative contracts	(172,039)	(17,005)	20,419	42,179	54,963	43,215	58,010	29,742
Liabilities	(11,424,192)	(2,724,704)	(3,234,500)	(2,193,431)	(1,564,513)	(1,262,385)	(5,470,213)	(27,873,938)
Deposits and other demand liabilities	(4,040,338)	—	—	—	—	—	—	(4,040,338)
Term savings accounts - unconditional withdrawal	(2,601)	—	—	—	—	—	—	(2,601)
Term savings accounts - deferred withdrawal	(26,624)	—	—	—	—	—	—	(26,624)
Obligations with the Chilean Central Bank without credit lines	(359,662)	—	—	—	—	—	—	(359,662)
Time deposits and other time liabilities	(3,744,727)	(2,137,996)	(1,845,988)	(1,535,523)	(812,393)	(124,329)	(731,206)	(10,932,162)
Foreign loans without credit lines	(528,880)	(489,013)	(526,520)	(484,982)	(429,524)	(988,478)	(177,583)	(3,624,980)
Letter of credit obligations	(2,599)	(493)	(3,029)	(5,833)	(19,572)	(14,943)	(20,705)	(67,174)
Bonds payable	(1,532,696)	(97,202)	(858,963)	(167,093)	(303,024)	(134,635)	(4,540,719)	(7,634,332)
Other obligations or payment commitments without credit lines	(1,186,065)	—	—	—	—	—	—	(1,186,065)
Net Band	(5,407,951)	(724,723)	(1,184,837)	15,490	3,828,972	2,102,271	4,120,305	2,749,527

	As of December 31, 2017
	Up to 1M	1M-3M	3M - 6M	6M - 1Y	1Y - 3Y	3Y - 5Y	More than 5Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,228	1,661,208	2,030,492	2,507,437	4,605,863	2,979,975	8,739,115	26,748,318
Cash and deposits in banks	964,030	—	—	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	230	15,516	15,448	6,634	13,339	1,084,111
Loans to other domestic banks without credit lines	23,723	—	—	—	93,955	—	—	117,678
Commercial loans without credit lines	1,746,846	1,401,225	1,663,302	1,489,772	2,656,850	1,677,277	4,455,127	15,090,399
Commercial credit lines and overdrafts	(325,031)	10,376	(3,633)	97,780	49	—	—	(220,459)
Consumer loans without credit lines	141,002	148,208	205,219	355,677	1,053,399	519,643	209,134	2,632,282
Consumer credit lines and overdrafts	36,763	21,558	(13,488)	425,016	4,092	—	—	473,941
Mortgage loans	34,318	65,946	96,918	194,677	769,201	719,814	4,046,511	5,927,385
Financial instruments recorded based on issuer’s flow	18,891	250	31,240	35,122	—	—	—	85,503
Other transactions or commitments without credit lines	703,120	—	—	—	2,599	—	—	705,719
Financial derivative contracts	(151,164)	12,431	50,704	(106,123)	10,270	56,607	15,004	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(2,393,760)	(3,255,779)	(2,859,785)	(1,094,162)	(5,255,700)	(25,262,915)
Deposits and other demand liabilities	(4,141,667)	—	—	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	—	—	(25,702)
Obligations with the Chilean Central Bank without credit lines	(397,707)	—	—	—	—	—	—	(397,707)
Time deposits and other time liabilities	(1,910,317)	(1,938,606)	(2,106,012)	(2,356,981)	(905,369)	(125,129)	(789,883)	(10,132,297)
Foreign loans without credit lines	(460,289)	(147,694)	(224,952)	(646,167)	(362,455)	(95,084)	(240,690)	(2,177,331)
Letter of credit obligations	(3,120)	(582)	(3,191)	(6,257)	(21,623)	(16,323)	(24,732)	(75,828)
Bonds payable	(599,615)	(78,780)	(63,087)	(231,538)	(1,511,971)	(839,417)	(4,200,119)	(7,524,527)
Other obligations or payment commitments without credit lines	(698,096)	1,154	3,482	(14,836)	(58,367)	(18,209)	(276)	(785,148)
Net Band	(4,014,993)	(503,300)	(363,268)	(748,342)	1,746,078	1,885,813	3,483,415	1,485,403

Note 34 - Risk Management, continued

The preceding tables present non-discounted cash flows from the Bank’s assets and liabilities on the basis of maturity estimation models. The Bank’s expected cash flows could vary as a consequence of changes in the variables used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”)

In line with international risk management practices, the Bank uses the liquidity coverage ratio (“LCR”) and the net stable funding ratio (“NSFR”) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 63% and 37%, respectively, for the 30-day period. Moreover, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (“BACEN”). Both regulators set a limit for LCR, while the Parent Company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) which were adopted by the local Chilean regulator (SBIF) and the Brazilian Central Bank (BACEN).

Deposits / Loans

Structurally, the Bank’s liquidity may be quantified based on the level of assets and liabilities in its Balance Sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s Balance Sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the funding stability.

	As of June 30, 2018	As of December 31, 2017
Year-end	69.1%	71.9%
Minimum	69.1%	70.2%
Maximum	72.7%	78.4%
Average	71.1%	72.3%

Note1: loans are reported net of provisions

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

An analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments follows. For such purpose, the pledged assets are:

•             Assets that have been committed or received as collateral.

•             Assets that an entity considers that it is restricted from using

Available assets and investments adjusted for the delivery or receipt of guarantees for June 30, 2018 and December 31, 2017.

Note 34 - Risk Management, continued

	Amount	Delivered as collateral	Received as collateral	Available
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i+ii+iii)
As of June 30, 2018	1,000,231	(531,464)	401,957	870,724
As of December 31, 2017	999,044	(356,881)	172,881	815,044

e.2.c) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts executed with the institution’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (“CSA”) and with clearing houses, which receive a differentiated treatment.  The following table details the transactions and the relevant netting thereof:

	As of June 30, 2018			As of December 31, 2017
	Assets before netting	Liabilities before netting	Net assets (liabilities)	Assets before netting	Liabilities before netting	Net assets (liabilities)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement	139,154	(131,929)	7,225	127,293	(96,942)	30,351
Derivatives without netting agreement	1,008,229	(854,955)	153,274	1,121,482	(998,212)	123,270
Total derivatives	1,147,383	(986,884)	160,499	1,248,775	(1,095,154)	153,621
Net guarantees delivered in compensation houses (*)	87,627	—	87,627	78,097	—	78,097
Net guarantees delivered in bilateral agreements (**)	189,802	(226,745)	(36,943)	88,520	(79,589)	8,931
Net guarantees delivered	277,429	(226,745)	50,684	166,617	(79,589)	87,028
Derivatives net of guarantees	1,424,812	(1,213,629)	211,183	1,415,392	(1,174,743)	240,649

(*) Clearing Houses: centralized counterparties that play the counterparty role for all participants.

(**) Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions.

Market values of derivatives reported in the accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank’s corporate credit policies.

e.3) Monitoring and Governance of Financial Risks

The Board of Directors is the body in charge of the Bank’s management, and is mainly engaged in defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established for the purpose of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the risk management policies and procedures, and oversights if the risk management framework is appropriate for the risks faced by the Bank.  This committee is assisted by the Internal Audit in its oversight role.  Internal Audit performs reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring the Bank’s financial risk. The Credit Risk Division is responsible for managing the credit risk for the Corporate Banking and Treasury divisions. The Financial Risk Department is part of the Financial Planning and Control Division together with the Accounting, Management Control, Planning and Development, Capital Management and Investor Relations Divisions. The main goal of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

Note 34 - Risk Management, continued

The Corporate Treasury Division is charged with managing financial risk in the Bank’s trading and banking books with regard to financial risks.  As far as the banking book is concerned, it consists of manages inflation, interest rate and liquidity risks in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations.  The trading book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book manages the currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risks within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risks) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•             Risk is monitored and controlled by parties independent from those managing the risks, thus correctly aligning incentives.

•             Management efforts should be flexible, within the framework permitted by current policies, rules and regulations.

•             Senior management establishes the guidelines for risk appetite,

•             and it is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Note 34 - Risk Management, continued

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•             Daily Meeting: Is held daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact on returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•             Proprietary Trading and Market Making Commission: Holds weekly meetings to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•             Asset and Liability Management (“ALM”) Commission:  Holds biweekly meetings to analyze management of structural interest rate and indexation risks in the Banking Book.

•             Liquidity and Market Commission: Holds biweekly meetings to exclusively analyze management of funding liquidity risk.

•             Treasury Committee: Holds monthly meeting to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.

•             Asset-Liability Committee (“ALCO”): Holds monthly meetings to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•             Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Shareholders’ equity requirement

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the period ended June 30, 2018 and December 31 2017, the Bank has fully complied with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indexes and rules established by the SBIF.

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of regulatory capital to consolidated risk-weighted assets of 8%, net of required provisions, and a minimum ratio of core capital to total consolidated assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s regulatory capital could not be less than 10% of its risk-weighted assets. For this purpose, regulatory capital is determined based on capital and reserves or core capital, adjusted by:

•             adding subordinated bonds limited to 50% of core capital and,

•             subtracting the asset balance of goodwill and unconsolidated investments in companies.

•             adding non-controlling interest up to a maximum of 20% of core capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset.  There are five risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, deposits in other banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Fixed assets have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is required.

Note 34 - Risk Management, continued

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”).  For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Interim Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of contingent loan	Exposure
a) Collateral and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Letters of credit issued	20%
d) Documented guarantees	50%
e) Available on demand credit lines	35%
f) Other credit commitments
- higher education loans Law No. 20.027	15%
- Others	100%
g) Other contingent loans	100%

As of June 30, 2018 and December 31, 2017, information on assets and risk-weighted assets is as follows:

		Consolidated assets		Risk-weighted assets
		As of June 30, 2018	As of December 31, 2017	As of June 30, 2018	As of December 31, 2017
	Note	MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	1,036,516	964,030	—	—
Cash items in process of collection	5	644,703	157,017	124,407	30,679
Trading investments	6	37,554	415,061	13,850	64,799
Investments under resale agreements	7	118,108	28,524	118,108	7,277
Financial derivative contracts	8	1,563,914	1,461,326	1,180,240	1,094,481
Interbank loans, net	9	111,259	70,077	74,257	36,073
Loans and accounts receivable from customers, net	10	20,488,033	19,767,434	18,430,557	17,850,495
Available for sale investments	11	2,929,029	2,653,066	796,209	501,656
Held to maturity investments	11	282,366	202,030	282,366	202,030
Investments in companies	12	10,782	10,412	10,782	10,412
Intangibles	13	1,637,750	1,605,234	449,192	435,991
Fixed assets	14	124,527	130,579	124,527	130,579
Current taxes	15	143,582	238,452	14,358	23,845
Deferred taxes	15	165,529	161,109	16,553	16,111
Other assets	16	412,280	444,692	379,567	427,567
Off-balance sheet assets
Contingent loans		2,213,939	2,199,660	1,328,363	1,319,796
Totals		31,919,871	30,508,703	23,343,336	22,151,791

Figures are presented as required by local regulations. Risk weighted assets are calculated according to Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF.

	Amount		Ratio
	As of June 30, 2018	As of December 31, 2017	As of June 30, 2018	As of December 31, 2017
	MCh$	MCh$	%	%
Basic capital	3,270,559	3,189,876	10.25	10.46
Effective equity	3,337,518	3,249,572	14.30	14.67

(a)         Basic capital is defined as the net amount that should be shown in the Consolidated Financial Statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

Note 34 - Risk Management, continued

(b)         Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted

(c)          The consolidated basic capital ratio is equal to basic capital divided by total assets for capital purposes (includes off balance sheet items)

(d)         The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

At the closing of the Consolidated Interim Financial Statements as of June 30, 2018, the Bank includes the following information within its management objectives, policies and processes:

•                  In accordance with the SBIF’s authorization for the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain a regulatory capital not less than 10% of its risk-weighted assets.

•                  The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca Chile and Colombia, which must be, as of any date, (a) the greater of 120% of the minimum regulatory Capital Ratio required by the law applicable in the respective country; and the average minimum regulatory Capital Ratio of the three largest private banks multiplied by the risk-weighted assets (which include the risk-weighted assets of the Bank’s subsidiaries that are consolidated for the purpose of calculating the minimum regulatory capital ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, assuming that the risk-weighted assets grow during that year at a rate equal to the minimum growth rate(5).

•                  The Bank, in consolidated terms (equity holders of the Bank), maintains a total equity of MCh$3,270,559 as of June 30, 2018 (MCh$3,189,876 as of December 31, 2017).

In the regulatory area, the Bank closed as of June 30, 2018 with a basic capital indicator for total assets of 10.25% (10.46% as of December 31, 2017), while the ratio of effective Equity to risk-weighted total assets (Basel Index) was 14.30% (14.67% as of December 31, 2017).

f.4 Operational Risk

f.a                                 Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of such task.

(5) Minimum Growth Rate: Corresponds to the minimum growth rate of the total assets of Itaú Corpbanca Chile and Itaú Corpbanca Colombia required to maintain the market share, determined by the Management, which in no case may exceed the projected growth of the system of each country.

Note 34 - Risk Management, continued

f.b                                 Structure

In line with its business strategy, Itaú Corpbanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business and support areas and the parent company. This plan includes its own activities and others agreed with the Parent Company to comply with the regulatory requirements. Time and available resources are distributed based on the organization’s goals and size. This division reports to the Corporate Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (among them, the most important ones are the Basel standards) and local standards, especially Chapter 1-13 of the Recopilación de Normas (Compilation of Standards) of the SBIF on operational risk management.

Itaú Corpbanca has adopted a three-defense line model as the primary means of implementing its Operational Risk management, Internal Control and Compliance structure, ensuring compliance with corporate guidelines. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish the foregoing, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this Operational Risk Management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks as well as for understanding and managing their risks in compliance with the policies.

Our methodology consists of evaluating the risks and controls of a business from a broad viewpoint, and includes a plan to monitor the effectiveness of such controls and identify any potential weaknesses. This viewpoint considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment. The stages and main activities of our methodology are as follows:

Identification of Risks:

•             Mapping processes

•             Identification of risks and controls associated with processes, products, and projects

•             Identifying internal and external rules and regulations

•             Recording operating losses.

Measuring and evaluating each identified risk:

•             Evaluating events.

•             Evaluating internal and external rules and regulations

•             Walk-throughs and tests

•             Classifying controls (SOX, as defined below)

•             Evaluating business impacts of contingencies using a business impact analysis (“BIA”)

•             Corporate and regulatory self-assessment

Note 34 - Risk Management, continued

Mitigation and control

•             Defining risk response (walk-throughs, tests, action plans)

•             Mitigating and controlling crisis situations

•             Monitoring the internal control environment

•             Defining and implementing risk indicators

•             Monitoring indicators and controls

•             Assisting with implementation of actions plans to mitigate audit comments and risk events

Reporting

•             Management reports to the Bank’s senior management and committees

•             Coordinating operational risk, IT security, continuity and crisis management committees

•             Management reports to parent company

a.         Goals

The main goals of the Bank and its subsidiaries in managing operational risk are to:

•             Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank or its subsidiaries;

•             Build a strong culture of operational risk management and internal controls with clearly defined and properly segregated responsibilities among business and support functions, whether developed internally or outsourced to third parties;

•             Generate effective internal reports on matters related to operational risk management, with scaling;

•             Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues reinforcing a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; and carrying out the “more security” yearly program for all associates and providing orientation programs for new employees.

Lastly, it continues applying he Sarbanes-Oxley (“SOX”) methodologies for its main products and processes; the application of such methodology is annually certified by an external consultant.

Note 35 - Subsequent Events

Subsequent events

No subsequent events have occurred from July 1 to July 26, 2018, date of issuance of these Interim Consolidated Financial Statements, which may significantly affect them.

Jonathan Covarrubias	Milton Maluhy
Chief Accounting Officer	Chief Executive Officer